U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549
                     -----------------------

                            FORM 10-SB
                         AMENDMENT NO. 1

           GENERAL FORM FOR REGISTRATION OF SECURITIES
        PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                       EXCHANGE ACT OF 1934

                           iMALL, INC.
                           -----------
      (Exact name of registrant as specified in its charter)


      NEVADA                                          59-2544687B
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                        Identification No.)

        1185 South Mike Jense Circle, Provo, Utah     84601
-----------------------------------------             -----
(Address of principal executive offices)              (Zip Code)
----------------------------------------              ---------
    4400 Coldwater Canyon Boulevard, Suite 200,
Studio City, California                               91604
-----------------------                               -----
(Address of principal executive offices)              (Zip Code)
---------------------------------------               ----------

       Registrants telephone number, including area code:(801)373-1717

   Registrants telephone number, including area code: (818) 509-3600
                                                       --------------

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                  Name of each exchange on which
          to be so registered                  each class is to be registered

          -------------------                  -----------------------------
          -------------------                  -----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock $.001 par value
                         ----------------------------
                         (Title of class)

                         Not Applicable
                               --------------
                         (Title of Class)

PART I





Item 1.     DESCRIPTION OF BUSINESS

Overview of the Company's Business

             <R/>iMall, Inc., a Nevada corporation (the "Company"), is an
Internet commerce and services company that maintains an Internet web site called the iMall. The iMall offers goods and services for sale from a variety of merchants, each of which has a web site within the iMall, and also through iMall-posted advertisements from merchants and other service providers. In 1996, which was the Company's first year of business as it is presently constituted, the Company concentrated its efforts on Internet commerce seminars, workshops and other consulting services with the objective of increasing its base of iMall merchants and advertisers.

   <R/>

    iMALL,
Inc., a Nevada corporation (the "Company"), is an Internet commerce and services company that maintains an Internet destination called iMALL, located at www.imall.com. The iMALL Web site offers goods and services for sale from a variety of merchants, either through a Web site or classified advertisements within iMALL. iMALL is currently one of the most popular on line shopping sites on the Internet, with an Internet consumer reach three times greater than wal-mart.com, and almost equal to iQVC, according to the Internet Retailing Report published by Morgan Stanley on May 28, 1997.

             In 1996, which was the Company's first year of business as it is presently constituted, the Company concentrated its efforts on the sale of Web sites through Internet marketing and education seminars, workshops and other consulting services with the objective of increasing its base of iMALL
merchants and advertisers.      Consequently, the Company has to date derived
most of its revenue from these activities.        In the event that the number
of iMall merchants and advertisers continues to increase, the Company expects a larger share of its revenues to derive from sales of advertisements, sales of iMall web sites, rental and maintenance fees from iMall merchants, web site design, and other Internet technology related services. The Company is also seeking to develop within the iMall a number of professional and business services sites, such as career planning services, and other professional and business information sites. The Company believes that by combining professional and business services and information with a wide variety of high quality retail goods and services, the iMall will become one of the primary
sites for Internet commerce.           In the event that the number of iMALL
merchants and advertisers continues to increase, the Company expects a larger share of its revenues to derive from sales of advertisements, sales of iMALL Web sites, rental and maintenance fees from iMALL merchants, receiving commissions on sales made by merchants on iMALL, Web site design, and other Internet technology related services.<R/>



   The Company has developed within iMALL a number of professional and business services sites referred to as Centers. These Centers include AT&T Market Square Deals, the American Express Travel Center, the Steve Young Sports Center, and Career, Financial, Entertainment and International Centers. The Company will populate the International Center with merchants from around the world through license and services agreements with third parties with expertise in particular countries to license the iMALL trademark and Internet educational and marketing systems. The Company believes that by combining professional and business services and information with a wide variety of quality retail goods and services from around the world, iMALL will remain a viable site for Internet commerce.

Forward-Looking Information

          This registration statement contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this registration statement, the words anticipate, believe, estimate, expect and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.
The Company does not intend to update these forward-looking statements.    See
Description of Business -- Industry and Competitive Considerations, and Managements Discussion and Analysis or Plan of Operations.

Internet Commerce

          The Internet is a world wide series of interconnected electronic and/or computer networks. Individuals and companies have recently recognized that the technological capabilities of the Internet provide a medium for not only the promotion and communication of ideas and concepts, but also for the
presentation and sale of information, goods and services.         An estimated
38.7 million people now use the Internet in the United States at least occasionally according to a survey conducted in the third quarter of 1996 by Find/SVP in conjunction with Jupiter Communications. This survey concluded that approximately nine million adult Americans logged onto the Internets World Wide Web daily, while approximately twenty million logged on every week. Further, an Odyssey survey indicated that the Internet continues to enjoy a
growth rate of 20% per month.            According to the Internet Retailing
Report, published by Morgan Stanley in May 1997, there are currently 35 million users of the Internet, and the number of users is expected to grow to 150 million by the year 2000.

          Historically, the Internet has been accessible through personal computers. Recently, several companies have announced Web TV products designed for attachment to television sets for the purpose of allowing access to the Internet without the need for a personal computer. Although these products do not permit the full range of functions provided by personal computers, they do permit many of the features of the Internet to be viewed on television sets. While no assurance can be given, these new Web TV products are expected to increase the number of people who access the Internet.

                  The term Internet commerce encompasses the use of the Internet for marketing, advertising and selling goods and services. The ability to use the Internet for marketing and advertising results from the power to communicate information through the Internet to a large number of individuals, businesses and other entities. The ability to use the Internet to consummate sales and other commercial transactions results from the power to conduct through the Internet two-way communication, from merchant to buyer and from buyer to merchant.

                 The cost of marketing goods and services on the Internet is significantly lower than traditional methods of marketing, such as catalog sales, direct mail or television advertising. Marketing on the Internet can be especially advantageous for smaller companies because it removes several physical and capital barriers to entry and serves to level the competitive playing field, by allowing smaller companies to effectively compete with larger companies.

        How Commerce is Tracked

                  There are three different methods to measure Internet
activity for a particular web site.           The term Internet commerce
encompasses the use of the Internet for selling goods and services. The use of the Internet as a marketing and advertising tool is due to the ability to communicate information through the Internet to a large number of individuals, businesses and other entities.

               Because of the virtual nature of electronic commerce, a merchants on-line presence eliminates the costs of maintaining a physical retail facility. On-line merchants can also achieve significant savings by eliminating traditional product packaging, print advertising and other point of purchase materials. Marketing on the Internet can be especially advantageous for smaller companies because it removes many physical and capital barriers to entry and serves to level the competitive playing field, by allowing smaller companies to effectively compete with larger companies.

   How Activity is Tracked

             There are three different methods to measure Internet activity
for a particular Web site.      The first method is to count the number of
hits on the site.  Hits refers to the total number of files retrieved from a
web page.        These files can either be text documents, executable files
(i.e. downloaded programs), or graphic images.           These files can
either be text documents, executable files (i.e., downloaded programs), or
graphic images.      A file is deemed retrieved whether it is simply accessed,
or actually downloaded.         Depending on how much activity is generated, a
single visitor to a site could add hundreds of hits to a given web site.

                  A second method of measuring activity is to count the number of visitors to a web site. Visitors (or accesses to a site) are the total number of unique people coming to a particular web site. The degree of difficulty in using this method to track commerce on a web site increases with the number of entry points into the site.

                  The third method of measuring activity on a web site is to count impressions. Impressions usually refer to the total number of banners or pages (pieces of information) imposed into a users line of site. Depending on how much activity is generated, a single visitor to iMALL could result in hundreds of hits.

              A second method of measuring activity is to count the number of visitors to a Web site. Visitors (or accesses to a site) are the total number of unique people coming to a particular Web site. The degree of difficulty in using this method to track commerce on a Web site increases with the number of entry points into the site.

              The third method of measuring activity on a Web site is to count impressions. Impressions usually refer to the total number of banners or
pages imposed into a users line of site.      Because items creating
impressions may change while a viewer is still viewing a single page, more impressions than visitors may be generated by a web page.

Internet Security

          Currently, one of the largest barriers to a potential customers willingness to conduct commerce over the Internet is the perceived ability of unauthorized persons to access and use personal information about the user, such as credit card account numbers, social security number and bank account
information.         Concerns about the security of the Internet include
concerns over the authenticity of the user (ie, is the user who they say they are), verification and certification methods of who these users are, and privacy protection for access to private information transmitted over the Internet. However, recent advances in this area have greatly reduced the possibility of any such unauthorized access or use. For a discussion of the methods of security employed by the Company, see -- iMall Security.
    Concerns about the security of the Internet include concerns over the authenticity of the user (i.e., is the user accurately identified), verification and certification methods of who these users are, and privacy protection for access to private information transmitted over the Internet. However, recent advances in this area have greatly reduced the possibility of such unauthorized access or use. For a discussion of the methods of security employed by the Company, see -- iMALL Security.

        The iMall             iMALL

                  The Company maintains an Internet web site called the iMall. Upon accessing the iMall site, an Internet user is shown the iMall home page. This home page displays several of the key merchants and sponsors of the iMall and provides users with access to each of iMall's approximately 750 storefronts, 9,000 advertisements, and the iMall directory. The iMall's key merchants currently include Checker Auto, Leggs, Hanes, Big Dog Sportswear, Breath Assure, Circus Circus, MGM Grand, and Amazing Discoveries. The iMall currently is receiving over ten million hits per month.

                  The iMall directory lists sites by product or service categories and allows users to perform global searches of the entire iMall. Users may also use a power shopping function to narrow their search to a specific area of the iMall, a specific product, or even merchants or products from a particular region of the country. A viewer who wishes to purchase items offered on the iMall can do so simply by submitting an order online and entering a credit card number.

                  In addition to the traditional search options, the iMall offers a special function called the Deals of the Day. This service is updated daily and alerts iMall users to special manufacturer discounts on
first quality name brand merchandise.           The Company maintains an
Internet Web site called iMALL. Upon accessing the iMALL Web site, an Internet user is shown the iMALL Home Page. This home page provides users with access to the iMALL Guide Page, each of iMall's approximately 1,600 storefronts, 6,000 classified advertisements, and the iMALL directory. The iMALL Guide Page allows the visitor to explore the iMALL Centers or other areas. iMall's key merchants currently include Hanes, Dr. Laura, MGM Grand merchandise, Circus Circus casinos, Breath Assure, Big Dog Sportswear, Checker Auto, and Amazing Discoveries. From January 1996, to June 1997, iMall's hits have increased from approximately one million per month to over 16 million per month.

              The iMALL directory lists sites by product or service categories and allows users to perform global searches of the entire iMALL. Users may also use the power shopping function to narrow their search to a specific area of iMALL, a specific product, or even merchants or products from a particular region of the country or the world. A viewer who wishes to purchase items offered on iMALL can do so simply by submitting an order online and entering a credit card number.

               In addition to the traditional search options, iMALL offers a special function called Deals of the Day. This service is updated daily and alerts iMALL users to special manufacturer discounts on quality name brand merchandise.

                  The iMall is also currently hosting a $250,000 sweepstakes sponsored by AT&T. Contestants may visit the iMall to enter and to see if they are the winner of a daily prize. This sponsorship has helped increase
the number of hits to the iMall site by over 30%.            The Company and
AT&T WorldNet Service(sm) recently opened AT&T Market Square Deals on iMALL. AT&T Market Square Deals offers name brand merchandise for sale at significant discounts from retail. This site features a wide range of products and includes a link to the iMALL's "Deals of the Day".

                  In addition to well known merchandisers, several radio stations including KABC talk radio and KMPC radio (each a Los Angeles based radio station) maintain sites on the iMall. Maintaining sites on the iMall allows these stations greater exposure due to the high volume of traffic on the iMall. These stations post sports information, texts of interviews on their stations, traffic and other information, as well as sell promotional products.

        iMall Security

                  The Company's current electronic commerce service includes the use of CyberCashs Secure Internet Payment Service. This service incorporates an RSA encryption method between a shopper on the iMall and a CyberCash enabled merchant on the iMall wherein the iMall shopper is prompted by their personal wallet which they have established on their personal
computer.            The Company recently opened an international commerce
center (located at international.imall.com) on iMALL. The Company anticipates that this International Center will contain Web sites from merchants throughout the world, allowing for global Internet commerce.

   iMALL Security

             The Company's current electronic commerce service includes the use of secure sockets layer (SSL) protocol. SSL supports a fully DES encrypted session (up to 128-bit, depending on the browser) between the Web browser and the Web server. Additional security is provided by CyberCashs Secure Internet Payment Service. This service incorporates an RSA encryption method between a shopper on iMALL and a CyberCash enabled merchant on iMALL wherein the iMALL shopper is prompted by a personal wallet which has been
established on the users personal computer.       This personal wallet then
negotiates with the merchants bank through CyberCash for authorization.
       The transaction between the iMall shopper and the Company is also secured by a customized Apache server. Upon shipment of the purchased product, the merchant then negotiates with their bank through CyberCash for a capture of funds. These security methods provide a high level of encryption protection for users credit card numbers, bank account numbers, and other personal information.

        iMall Products and Services

                  The Company derives substantially all of its revenue from the following sources:

            Educational Seminars

                  The principal marketing methods employed by the Company today are its preview and workshop seminars. These seminars target individuals and businesses interested in marketing their products and services on the Internet, or simply learning about business opportunities relating to the
Internet.            Upon shipment of the purchased product, the merchant then
negotiates with its bank through CyberCash for a capture of funds. These security methods provide a high level of encryption protection for users credit card numbers, bank account numbers, and other personal information. To the Company's knowledge, the Company has never experienced any significant problems with security. However, there can be no assurance that the Company will never experience such a problem.

    iMALL Products and Services

              In the past, the Company derived substantially all of its revenue from Web site sales and maintenance fees, and Internet education and marketing services. In the future, the Company anticipates deriving the majority of its revenue from Web site sales and maintenance fees, commissions from online sales, banner advertisements, and licensing the Company's trademark and Internet educational and marketing systems to third parties in foreign countries.

         Web Site Sales and Advertising

              A Web site is a business online presence or electronic store and has two fundamental roles. First, it is an advertising medium. Second, it is a medium for engaging in Internet commerce. The Company sells a large percentage of its Web sites in conjunction with its educational and marketing seminars described below. The Company also receives revenue in the form of fees for setting up a Web site and from monthly maintenance fees. iMALL currently hosts approximately 1,600 online merchants, and is adding approximately 200 per month.

              The Company charges most of its stores a monthly maintenance fee for maintaining their site on iMALL. The basic fee is $59 per month. This fee pays for space on iMALL servers and technical support from the Company.
During 1997 the Company plans to expand its maintenance fee offerings to include more advanced maintenance services including technology updates,
periodic design updates and data gathering services.             The Company
uses infomercials, 60 second radio advertising, directed mailings to targeted audiences, as well as print advertisements to attract attendees to its preview seminars. The preview seminars are conducted free of charge for attendees and are designed to showcase the value of the Internet workshop.

                  The Company also conducts Internet workshops at a cost of $2,995.00 per person. These seminars include extensive instruction about the Internet and are taught by various instructors who have experience in areas such as direct marketing, business development, Internet commerce, and web site design.

                  In Addition to the Internet instruction, seminar participants receive two web sites, each consisting of up to five web pages, and ten classified advertisements on the iMall, all designed by the Company.

                  The Company also offers information home study products priced at $1,495 and $995 for those who are interested in learning about the Internet but choose not to attend the workshop.

                  The Company has also created a program whereby a few independent companies have been allowed to offer their clients the Company's home study products directly. The most significant reseller is National Direct Corporation, which is currently selling between two and four thousand of these home study products per month. These sales currently account for a net return to the Company of approximately $200,000 per month.

             Site Fees

                  The Company charges most of its stores a monthly maintenance fee for maintaining their site on the iMall. The basic fee is $59.00 per month. This fee pays for space on the iMall servers and technical support from the Company. The Company plans to expand its maintenance fee offerings to include more advanced maintenance services including technology updates, periodic design updates and data gathering services during 1997.
However, there can be no assurance that the Company will be successful with this program.

              Custom Web Site Development and Maintenance Services

                  The Company has a technology staff that performs billable services such as design and development work for current iMall web sites, as well as full corporate site development.

                  The Company's Internet publishing service employs the Company's proprietary web site development tool which is called iStore.
iStore facilitates the development of basic web sites, enhanced web sites, and fully customized web sites. iStore also supports basic electronic commerce components which merchants may employ on their iMall sites. Basic web sites contain text of various fonts and font sizes as well as simple images. Enhanced sites contain more advanced text, images, forms and tables that are generated through the use of Java applets, JavaScripting and similar tools. iStore provides several stylized templates for basic web site designs and a more limited number for enhanced web site designs. Fully customized web sites contain features similar to those contained in enhanced web sites but require several sophisticated design and programming resources that are not currently
provided in iStore.            The cost to the Company to maintain Web sites
for a twelve month period and provide the classified advertisements is approximately $260. All of the Company's Web site initiation and maintenance fee revenue is deferred and recognized on a straight-line basis over the twelve month contract period.

              The Company's technology staff also performs billable services such as design and development work for current iMALL Web sites and full corporate site development. Fees for these services are billed by the hour or by the project.

              The Company's Internet publishing service employs the Company's proprietary Web site development tool which is called iStore. iStore facilitates the development of basic Web sites, the enhancing of Web sites, and creating fully customized Web sites. iStore also supports basic electronic commerce components which merchants may employ on their iMALL sites. Basic Web sites contain text of various fonts and font sizes as well as simple images. Enhanced sites contain more advanced text, images, forms and tables that are generated through the use of Java applets (a small computer application written in the Java language that is downloaded to a browser), JavaScripting (an HTML language that is interpreted by Web browsers and used to enhance HTML content that is downloaded to a browser), and similar tools. iStore provides several stylized templates for basic Web site designs and a more limited number for enhanced Web site designs. Fully customized web sites contain features similar to those contained in enhanced Web sites but require several sophisticated design and programming resources that are not
currently provided in iStore.      The Company anticipates that as demand
grows for the more sophisticated features found in enhanced and fully customized sites, the Company will integrate the tools for creating these features into iStore. There can be no assurance, however, that the Company will be successful in expanding and upgrading iStore.

            Royalties from Sales on the iMall

                 Merchants generally agree to having a site on the iMall for a one year period. The Company is currently requiring all merchants who renew their sites on the iMall to agree to pay the Company a negotiated royalty based on sales through their iMall site. All merchants establishing new iMall sites are required to agree to such an arrangement. Revenues from this program have thus far been insignificant. This program was recently introduced by the Company, and the Company has not to date encountered any resistance to its implementation. However, the Company can make no assurance that resistance from merchants will not arise in the future.

                  The Company recently implemented technology which will allow it to closely meter all types of transactions on the iMall. This new technology allows the Company to track a particular merchants sales, thereby facilitating the Company's charging a percentage of sales.

              Other forms of advertising on the Internet include banner advertisements and sponsorships. Banner advertisements are horizontal advertisements which circulate across Web pages and typically link to Web sites. Banner advertisements are purchased based upon the number of impressions they receive. Banner advertisements are typically traded for advertising or promotional services with other Internet companies or sold at a price of between 1.5 cents and 5 cents per impression. iMALL currently generates over one million impressions per month, although the Company has not yet been able to sell or trade all of its impressions. Because of the lack of operating history with respect to banner advertisements, the Company cannot predict future revenues which will be derived from banner advertisements.

              The Company also anticipates selling sponsorships of different iMALL Centers. An iMALL Center is simply a collection of Web pages with category specific content. iMALL Centers include AT&T Market Square Deals, the American Express Travel Center, the Steve Young Sports Center, a Career Center, an Entertainment Center, a Financial Center, and an International Center. The Company's management believes that these sponsorships can be sold to high profile companies for premium prices. However, there can be no assurances that the Company will be successful in generating any significant revenue from the sale of sponsorships.

         Internet Education and Consulting

              The Company has found that an effective method of selling Web sites is in conjunction with Internet education. Therefore, the Company conducts Internet marketing and educational seminars in approximately four cities per week. These preview seminars target individuals and businesses interested in marketing their products and services on the Internet, or simply learning about business opportunities relating to the Internet. The Company uses infomercials, 60 second radio advertising, directed mailings to targeted audiences, as well as print advertisements to attract attendees to its preview seminars. The preview seminars are conducted free of charge for attendees and are designed to showcase the value of the Internet workshop. The Company's preview seminars and workshops are conducted by independent contractors trained by the Company in the areas of Internet education and marketing.

              Attendees at the Company's Internet education and marketing workshops currently pay a price of $2,995 per person (plus $500 per guest). These Internet education and marketing workshops include extensive instruction about the Internet and are taught by various instructors who have experience in areas such as direct marketing, business development, Internet commerce, and Web site design.

              Prior to January 1, 1997, Internet workshop participants received the right to receive up to two Web sites, each consisting of up to five Web pages, and up to 25 classified advertisements on iMALL, all designed by the Company. This right was available to workshop participants for twelve months from the date of the workshop. If a participant chose to exercise the right to receive the Web sites and classified advertisements, the participant was required to purchase a Web Site Initiation and Maintenance Agreement. The purchase price of the initiation (design and activation) and maintenance of the Web sites and classified advertisements is $590 annually, if paid for up front, or $59 per month if paid monthly.

              Beginning on January 1, 1997, workshop participants actually receive up to two Web sites and up to 25 classified advertisements in connection with such workshop, rather than simply receiving a right to purchase Web sites. If these new consultants choose to have the Company maintain such sites, they must purchase a Web Site Initiation and Maintenance Agreement.

              The Company uses a mix of radio, television, print advertising, as well as direct mailings, to advertise its Internet education and marketing program in four cities in the United States each week. This advertising is directed at entrepreneurs and business owners inviting them to learn more about the Internet and how it can be a money-making and effective marketing tool. The Company uses an eight to twelve week rotation of cities depending on the population base and availability of direct mail names. Seven to ten days following the free previews, the Company returns to the city for its full day Internet education and marketing workshop.

              The Company also offers information home study products priced at $1,495 and $995 for those who are interested in learning about the Internet but choose not to attend the workshop.

         Commissions from Sales on iMALL

              Merchants generally agree to having a site on iMALL for a one year period. The Company is currently negotiating with merchants who renew their sites on iMALL to agree to pay the Company a negotiated commission of between 5 and 15% of gross sales made through their iMALL site. Beginning August 1, 1997, all new merchants establishing new iMALL sites will be required to agree to such an arrangement. Revenues from this program have thus far been a small percentage of the Company's total revenues, but the Company expects that such revenues will grow substantially in the future, particularly through its AT&T Market Square Dealsand Park Avenue Collections. This commission program was recently introduced by the Company, and the Company has not to date encountered any resistance to its implementation. However, the Company can offer no assurance that resistance from merchants will not arise in the future.

              The Company recently implemented technology which will allow it to closely meter all types of transactions on iMALL. This new technology allows the Company to track a particular merchants sales, thereby facilitating
the Company's charging a commission on sales.      The Company expects that
this revenue stream will grow substantially in the future.


             Banner Advertising

                  The Company currently is recording an average of over ten million hits on its site each month. This rate continues to increase at an average rate of 10% per month. As a result of this increasing activity, the Company believes it will be able to command significant advertising rates from advertisers on the iMall. The Company has completed a new system that will generate consecutive banner advertisements at various points on the iMall site based on the number of hits or impressions purchased by the advertiser. The Company anticipates that such advertising revenue could represent up to ten percent of the Company's anticipated revenues for 1997. Because of the lack of operating history with respect to this revenue stream, it is very difficult to predict what the actual future revenues will be.

             Research and Data

                  The Company requires purchasers of goods and services to complete a user profile form which the Company then stores in a database. The Company plans to encourage each visitor to its site to complete such a form. The Company believes that this information will be of value to businesses of all types moving to the Internet. Therefore, the Company plans to develop technology that will enable it to package and sell such information. However, there can be no assurance that the Company will be successful in packaging and selling this information.

Technical Infrastructure

                 The Company's World Wide Web servers include the latest release Stronghold secure webservers produced by C2Net. These servers are
based on Apaches version 1.1.1 base server.            The Company's World
Wide Web servers include the latest release Stronghold secure webserver (version 2.0). These servers are based on Apaches version 1.2 base
server.      Apache is run on over 40% of all the web servers in the world and has been the most popular in the world for more than six months (based on the November World Wide Web server site survey conducted by Netcraft).

          The Company's Central Processing Unit server infrastructure includes four high-end web servers, running BSD compliant UNIX operating systems. Load (made up of traffic and the activities of the traffic) is distributed across these machines through round-robin domain name service which maximizes the capacity of the systems. Internet service to these machines consists of multiple DS3 (45Mb/sec) backbone service providers including MCI, Sprint, and
UUNET/Alternet.          The Company estimates that the current iMall system
has capacity to handle in excess of 1.5 million hits per day.            The
Company estimates that the current iMALL system has capacity to handle in excess of 1.5 million hits per day. The Company's management believes that the Company can quickly and inexpensively upgrade this system as it becomes
necessary.      File system backups are written across machines to protect against a catastrophic system failure on any one given machine.

Sales and Marketing Resources

          Several of the officers of the Company have been conducting seminars
and marketing informational products for the past five years.          The
Company plans to continue its seminar marketing program but also plans to market to the current or future business owner/operator more aggressively.
The Company plans to extend this program into select markets in professional services and business and professional information. In each case the Company plans to expand and focus its direct marketing and mail campaigns to select demographic profiles.
                  The Company plans to undertake a public relations and print advertising effort targeted at the business and consumer sectors to promote the concept of electronic commerce on the Internet, and to enhance the name recognition of the iMall. However, there can be no assurance that the Company will be successful in expanding its sales and marketing efforts.
The Company plans to continue its current marketing program, but also plans to reach a broader Internet market, from new users to Internet experts. The Company plans to accomplish this through increased targeted direct mail campaigns in select business and consumer periodicals, targeted public business-to-business seminars, and increased joint marketing campaigns with its current and future partners.

Strategic Alliances

                  The Company's growth is also dependent upon the continued development of strategic alliances and partnerships such as the Company's alliance with AT&T. The AT&T relationship has not only increased the number of users visiting the iMall, but, in the opinion of the Company's management,
it has also added significant credibility to the Company.            The
Company's growth is dependent upon the continued development of strategic alliances and partnerships such as the Company's alliance with AT&T WorldNet Services(sm). The AT&T WorldNet Services(sm) relationship has not only increased the number of users visiting the iMALL, but, in the opinion of the Company's management, it has also added significant credibility to the
Company.      Relationships such as this will be key to building the
acceptance and the revenue base of the Company. However, there can be no assurance that the Company will be successful in developing additional strategic alliances or maintaining existing strategic alliances in the future.

                  The Company, in partnership with Positive Response T.V., has produced two thirty minute infomercials centered around the opportunity to become an iMall consultant and Internet opportunities in general. The first infomercial is entitled Super Highway to Riches and offers a basic information package on the Internet in general for $89.85. These purchasers are then offered opportunities to attend the Company's seminar and/or to purchase home study products. This infomercial has recently completed running in certain test markets and has exceeded the Company's expectations. The infomercial has produced profits of approximately $100 per order for the Company. Positive Response T.V. expects budgets for this infomercial to be approximately $500,000 per month, all of which is paid for by Positive Response T.V.

                  The second infomercial is entitled The iMall Opportunity and invites viewers to attend a free preview in their area. At the preview, the attendee is offered the opportunity to attend the $2,995 seminar discussed herein. Budgets for this infomercial are expected to be approximately $10,000.

                  The Company has entered into a joint venture with Softbank Interactive, to bring per inquiry to the Internet. Through Softbanks representation of large Internet Web sites such as Commonwealth, Yahoo and Lycos, this venture has secured, and is securing, millions of free banner
advertisements.            The Company and AT&T WorldNet Services(sm) recently
opened AT&T Market Square Deals on iMALL. AT&T Market Square Deals offers name brand merchandise for sale at significant discounts from retail. This site features a wide range of products and includes a link to the iMall's Deals of the Day. The Company receives 70% of the net profits generated by AT&T Market Square Deals.

             The Company, in an alliance with Positive Response T.V. and its parent company National Media, Inc. ("National Media"), has produced two thirty minute infomercials centered around the opportunity to become an iMALL consultant and Internet opportunities in general. The first infomercial offers a basic information package on the Internet in general for $89.85. These purchasers are then offered opportunities to attend the Company's preview seminar and/or to purchase home study products. National Media generally spends approximately $200,000 per month to purchase air time for this infomercial, all of which is paid for up front by National Media. However, the actual amount of money spent to purchase air time for this infomercial varies significantly on a seasonal basis. These up front costs are reimbursed to Positive Response T.V. from revenues derived from the infomercials, if any. After such reimbursement, Positive Response T.V. and the Company each share one-half of all revenues.

              The second infomercial invites viewers to attend a free preview in their area. At the preview, the attendee is offered the opportunity to attend the $2,995 Internet education and marketing workshop discussed herein. National Media spends approximately $30,000 per week on the purchase of air time for this infomercial. However, it is expected that such expenditures will fluctuate seasonally. After National Media is reimbursed for its expenditures for production and media purchases, National Media and the Company share the revenues 25%, and 75%, respectively. The Company has no responsibility to compensate National Media should either infomercial fails to recoup its production costs, however, the Company is required to reimburse National Media for its purchases of media time for the second infomercial.

              The Company has entered into an alliance with Softbank Interactive to bring per inquiry banner advertisements to the Internet. Through Softbanks representation of large Internet Web sites, this venture has
secured, and is securing, millions of free banner advertisements.      These
banners will be used to offer impulse buy products. A share of the revenue produced by such banners will be paid to the banner provider for each product
sold.          The remainder, minus expenses, will then be distributed through the joint venture.  This joint venture has already received commitments for
over ten million banners per month.            The remainder, net of expenses,
will then be distributed through the alliance. Softbank has represented to the Company that this alliance has already received commitments for over ten million banners per month.

              The Company is currently in discussions to license its name, trademark and proprietary information in additional foreign countries. The Company intends that future agreements will require up front fees for training, provide for the Company to receive a percentage of gross proceeds generated by the activities in the foreign countries and require minimum annual payments to the Company in order to maintain exclusivity.

              None of the Company's strategic alliances involve the creation of distinct legal enterprises.

Industry and Competitive Considerations

          Nature of Market. There is a lack of proven business models with respect to the generation of revenues from the sale of commercial or
informational sites on the Internet.           It is impossible to predict
whether the Company will be successful in establishing itself as a viable sales outlet, or that consumers will purchase products from sites on the iMall in sufficient quantities for the Company to maintain a positive cash
flow.            It is impossible to predict whether the Company will be
successful in establishing itself as a viable sales outlet, or that consumers will purchase products from sites on iMALL in sufficient quantities for the Company to generate positive cash flow. In addition, Internet are faced with a multitude of options while online which involve shopping and other activities. There can be no assurance that a significant number of Internet users will become comfortable in engaging in online commerce.

          Changing Technology. Internet advertising and commerce is a new, intensely competitive, rapidly evolving industry which is subject to rapid technological change. The success of the Company will depend, in part, upon the ability of the Company to keep abreast of technological changes that are evolving with the Internet and electronic commerce in general.

                  Other Internet Malls. There are currently several hundred malls on the Internet, ranging from simple link sites to independently
developed mall sites similar to the iMall.            Other Internet Malls and
Sites. There are currently several hundred malls on the Internet, ranging from simple link sites to independently developed mall sites similar to
iMALL.      Fewer than five of these malls are currently considered
substantial and significant from a competitive perspective by the Company. However, some of the Company's competitors may have greater financial and marketing resources than the Company, and may in the future offer additional services to its customers at rates equal to or more favorable than those
offered by the Company.       In addition, there are many shopping sites on
the Internet which do not involve the mall concept. Many of the proprietors of these sites have greater financial resources than the Company.

The Company's Competitive Advantages

                  Seminar Education System. The Company's management believes that the Company currently is one of only three Internet malls that have
established a seminar education system.            Brand Identity.  According
to the Internet Retailing Report of Morgan Stanley in May 1997, iMall's brand reach is three times that of wal-mart.com, and almost equal to iQVC.

              Traffic. The Internet Retailing Report listed iMALL as the second most visited online shopping mall on the Internet, and the 13th most visited shopping site on the Internet overall, each as of February 1997. The Company has had an independent audit completed by Crouch, Bierwolf & Chisholm, an independent accounting firm, which verifies the number of hits iMALL receives.

              Internet Education and Marketing Seminars. Based on the Company's internal research, the Company's management believes that the Company is one of only three Internet malls that have established an Internet
education system.      Not only is this an effective marketing and sales tool,
it is also a very effective customer service tool.          Furthermore, the
flexibility inherent in this program permits the Company to tailor the
approach to myriad markets and vertical niches.            Furthermore, the
flexibility inherent in this program permits the Company to tailor the approach to various markets and vertical niches.

          Consultant Program.          Through the Company's seminars and home
study products, the Company has amassed a network of independent consultants, each of whom may purchase the Company's products and services at wholesale
prices for themselves or for resale.            Through the Company's seminars
and home study products, the Company has a network of independent consultants, each of whom may purchase the Company's products and services at wholesale prices for themselves or for resale.

          Number of Storefronts.          The Company believes that the iMall
has the largest number of independent storefronts of any Internet mall.
    Based on its internal research, the Company believes that iMALL has the
largest number of independent storefronts of any Internet mall.      Although
there are other malls that claim more storefronts than the Company, those storefronts are actually only links, rather than independent storefronts
maintained on a closed site.          An independent survey conducted by
Jupiter Communications found that the average mall on the Internet contained only 19 stores. The iMall currently is home to over 750 storefronts.

                  Amortization of Web Site Building Costs. The Company's proprietary web site development tools and process allow it to amortize the cost of building and enhancing the web sites on the iMall. This amortization
allows for the development of additional development tools.            A link
is a hyper-text based command which redirects a user to another address on the Internet when activated. Thus, a mall comprised only of links is one that in reality serves only as a directory of stores, and does not allow for a consistency in feel and functionality throughout the mall, nor does it allow for the charging of commissions from sales. iMALL currently is home to over 1600 storefronts.

             Web Site Building Costs. In the opinion of the Company's management, the Company's proprietary Web site development tools and process allow it to build Web sites at lower costs than its competitors. These cost savings assist in the funding of the development of additional development tools.

          Reselling Data.          The Company's independent storefront
approach and its sophisticated database allow it to capture and assimilate demographic data, shopping and navigation habits and other very pertinent marketing information from the users that visit the iMall. This data can be provided to the iMall merchants and information providers, as well as packaged
and sold to companies interested in marketing on the Internet.            The
Company's independent storefront approach and its sophisticated database allow it to capture and assimilate demographic data, shopping and navigation habits and other very pertinent marketing information from the users that visit the iMALL. The Company expects that by the end of 1997, it will have completed development on a program which will allow for this demographic data to be provided to iMALL merchants and information providers, as well as packaged and sold to companies interested in marketing on the Internet.

          Relationships with Merchants. The Company believes its independent mall approach creates a more intimate relationship with the merchant, which, the Company believes, translates into better service to the customer and increased quality of product or service offering. This approach allows for more detailed and accurate tracking of store visits and sales, resulting in more revenue to the Company, and ensures better search and navigation performance since the Company has complete control over its servers.
On the other hand, a linked mall exposes the end-user to the performance
problems and the inherent unpredictability of the Internet.            A
linked mall exposes the end-user to the performance problems and the inherent unpredictability of the Internet.

Employees

                  As of January 27, 1997, the Company and its subsidiaries had a total of approximately 115 full-time employees. Sixty-five full-time employees are located in Provo, Utah, 30 are located in Studio City, California, and 25 are located in Woodland Hills, California. None of the Company's employees are covered by an ongoing collective bargaining agreement with the Company and the Company believes that its relationship with its
employees is very good.            As of July 21, 1997, the Company and its
subsidiaries had a total of approximately 84 full-time employees. Twenty eight full-time employees are located in Studio City, California, and 56 are located in Provo, Utah. None of the Company's employees is covered by an ongoing collective bargaining agreement with the Company and the Company believes that its relationship with its employees is good.

History of the Company

                  The Company's predecessor for accounting purposes is Madison, York, Inc., a Utah corporation ("Madison"), which was incorporated on November 2, 1994. On January 16, 1996, Madison engaged in a share exchange with iMall, Inc., a Nevada corporation, which had been the surviving company in a merger with Natures Gift, Inc., a Utah corporation ("Natures Gift"), on
January 8, 1996.            The Company's predecessor for accounting purposes
is Madison, York & Associates, Inc., a Utah corporation ("Madison"), which was incorporated on November 2, 1994. On January 16, 1996, Madison engaged in a share exchange with iMALL, Inc., a Nevada corporation, which had been the surviving company in a change of domicile merger with Natures Gift, Inc., a
Utah corporation ("Natures Gift"), on January 8, 1996.      Natures Gift was
incorporated under the laws of the State of Utah on February 9, 1984 as Brickland, Corporation, and changed its name to Natures Gift, Inc. on May 23,
1991.         Natures Gift did not transact any significant business from the date of its inception until January, 1996. As a result of this share exchange between Madison and iMall, Inc., Madison became a wholly owned subsidiary of the Company. For accounting purposes this share exchange is considered a reverse acquisition and Madison is considered the predecessor of the Company because it had operations at the time of the share exchange. In this share exchange, the shareholders of Madison received 16,400,000 shares of common stock of the Company in exchange for all of the issued and outstanding shares of common stock of Madison.

                  On January 16, 1996, the Company also entered into share exchange agreements with Cabot, Richards & Reed, Inc., a Utah corporation ("Cabot") and R&R Advertising, Inc., a California corporation ("R&R") wherein the shareholders of Cabot received 11,200,000 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of Cabot and the shareholders of R&R received 4,800,000 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of R&R. Each of Cabot and R&R became wholly owned subsidiaries of the Company. On March 5, 1996, the Company entered into a share exchange agreement with InterActive Marketing Group, Inc., a Utah corporation ("IMG") wherein the shareholders of IMG received 420,500 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of IMG, and IMG
became a wholly owned subsidiary of the Company.           Natures Gift did
not transact any significant business from the date of its inception until January 1996. As a result of this share exchange between Madison and iMALL, Inc., Madison became a wholly owned subsidiary of iMALL, Inc. This share exchange was accounted for as a reverse acquisition and Madison is considered the predecessor of the Company because it had operations at the time of the share exchange. In this share exchange, the shareholders of Madison received 16,824,900 shares of common stock of iMALL, Inc. in exchange for all of the issued and outstanding shares of common stock of Madison. The number of shares listed in the Company's Statement of Stockholders Equity in connection with this transaction consists of the 16,824,900 shares issued to the shareholders of Madison, and 21,614,784 shares in connection with the accounting reorganization of stockholders equity.

              On January 16, 1996, the Company also entered into share exchange agreements with Cabot, Richards & Reed, Inc., a Utah corporation ("Cabot"), and R&R Advertising, Inc., a California corporation ("R&R"), wherein the shareholders of Cabot received 11,200,000 shares of common stock of iMALL, Inc. in exchange for all of the outstanding shares of common stock of Cabot and the shareholders of R&R received 4,800,000 shares of common stock of iMALL, Inc. in exchange for all of the outstanding shares of common stock of R&R. Each of Cabot and R&R became wholly owned subsidiaries of iMALL, Inc. On March 5, 1996, the Company entered into a share exchange agreement with Inter Active Marketing Group, Inc., a Utah corporation ("IMG"), wherein the shareholders of IMG received 420,500 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of IMG, and IMG became a wholly owned subsidiary of the Company. An additional 1,214,300 shares of the Company's common stock were placed in escrow subject to IMG
achieving certain earn-out provisions tied to revenues and income.      On
April 26, 1996, the Company entered into a share exchange agreement with e.m.a.N.a.t.e., Inc., a California corporation ("e.m.a.N.a.t.e.") wherein the shareholders of e.m.a.N.a.t.e. received 1,600,000 shares of common stock of the Company in exchange for all of the outstanding shares of common stock of e.m.a.N.a.t.e., and e.m.a.N.a.t.e. became a wholly owned subsidiary of the
Company.         Certain additional information concerning these transactions is set forth in Section 7 hereof, Certain Relationships and Related Transactions and in the consolidated financial statements of the Company --
Note 2, which are attached hereto.            The amount of shares issued in
each of these share exchanges was determined by the percentage ownership interest in the Company to which the Company's management determined the acquired entity would be entitled through negotiation. Certain additional information concerning these transactions is set forth in Item 7 hereof, Certain Relationships and Related Transactions and in the notes to the consolidated financial statements of the Company attached hereto.

          Madison was incorporated in 1994 and commenced business in 1995 providing consulting services to Internet entrepreneurs. Madison developed the Internet specific techniques used by the Company today in its educational
seminars.     In September 1995, Madison had acquired all of the issued and outstanding common stock of EMS, Inc., which owned the Internet site called iMALL. Madison issued 158 shares of its common stock to the shareholders of EMS, Inc., and accounted for this transaction as a purchase.

          Cabot was incorporated in December 1992 and became a well known educational seminar company. Cabot developed the marketing and training techniques used by the Company today in its educational seminars.

          R&R was formed in January 1991 in California. R&R was an advertising agency that catered to small businesses. Services included commercial and infomercial production, art and graphics design, as well as print, television and radio advertising. The television department placed its clients advertisements on hundreds of network, cable, and independent stations
throughout the United States.          R&R has contributed to iMall Services,
Inc. ("iMall Services"), a wholly owned subsidiary of the Company, its
computer advertising expertise.            R&R contributed its computer
advertising expertise to iMALL Services, Inc. ("iMALL Services"), a wholly owned subsidiary of the Company.

                  IMG recently changed its name to Internet Yellow Pages, Inc. IMG maintained an Internet yellow pages are similar to regular yellow pages and also allow for different types of sponsorships which businesses can
purchase for greater exposure.            IMG has changed its name to Internet
Yellow Pages, Inc. IMG maintains Internet yellow pages that are similar to regular yellow pages and allow for different types of sponsorships which
businesses can purchase for greater exposure.      IMG has not yet generated
any revenue for the Company.

          e.m.a.N.a.t.e. was formed by three individuals who worked on Department of Defense and NASA contracts using state-of-the-art computer and Internet technology. The founders were involved with the Internet since its infancy and recently began to focus on generating revenue from the Internet by designing web sites. Thus, while e.m.a.N.a.t.e. currently has contracts with or has recently completed projects for Lockheed-Martin, United Defense, and NASA, most of the personnel are involved with creating Internet web pages and programming advanced features such as Java, Shockwave and Virtual Reality applications for customers.

                  On May 22, 1996, the Company effected a four for one forward stock split. All references in this registration statement take such split into effect when referring to the number of shares of the Company's common stock or per share data.


        Item 2: MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   In connection with the Company's acquisitions in January 1996, the Company effected a 1 for 19 stock split on January 8, 1996. In addition, on May 22, 1996, the Company effected a 4 for 1 stock split. All references in this registration statement take such split into effect when referring to the number of shares of the Company's common stock or per share data.

                  The following discussion and analysis of the Company's and the Company's predecessors financial condition as of September 30, 1996 and December 31, 1995 and the Company's and the Company's predecessors results of operations for the nine month periods ended September 30, 1996 and 1995 and the years ended December 31, 1995 and 1994 should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in this Registration Statement.

    Item 2:  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF
OPERATIONS

              The following discussion and analysis of the Company's and the Company's predecessors financial condition as of March 31, 1997 and December 31, 1996 and the Company's and the Company's predecessors results of operations for the three month periods ended March 31, 1997 and 1996 and the years ended December 31, 1996 and 1995 should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Registration Statement.

Results of Operations

                  The Company's current operations consist of the operation of various entities which only recently became part of the consolidated
group.            The Company's current operations consist of the operation of various entities which became part of the consolidated group within the last
calendar year.      Results of prior periods do not reflect the current mix of the Company's operations. Because Madison is the only predecessor of the Company, comparisons of historical results of operations may therefore not be meaningful.

        Comparison of Nine-Month Periods Ended September 30, 1996 and 1995
            Comparison of Three-Month Periods Ended March 31, 1997 and
1996

          Revenues.          Revenues for the first nine months of 1996 were
$12,601,116, compared to $258,561 for the first nine months of 1995. This increase was due primarily to increased workshop attendance at the Company's
Internet seminars and acquisitions of new businesses.            Revenues for
the first three months of 1997 were $4,078,434 compared to $4,179,150 for the first three months of 1996. Operations were fairly consistent between the two years, with the Company's seminar division providing nearly 75% of total revenues each year.

                  Cost of Sales. Total direct cost of sales for the first nine months of 1996 were $6,383,369, compared to $155,137 for the first nine months of 1995. This increase was due primarily to increased workshop attendance and higher sales volume.

                  General and Administrative Expenses. General and administrative expense for the first nine months of 1996 were $4,520,875,
compared to $84,727 for the first nine months of 1995.   This increase was due
primarily to a dramatic increase in the extent of the Company's
operations.            Cost of Revenues.  Total direct cost of revenues for
the first three months of 1997 were $2,558,951, compared to $2,357,216 for the first three months of 1996. The increase of 9% was due to an increase in advertising expense. The Company's marketing efforts were expanded to include the airing of infomercials on television in an attempt to increase attendance at the Company's educational workshops.

              General and Administrative Expense. General and administrative expense for the first three months of 1997 was $2,103,359, compared to
$1,143,239 for the first three months of 1996.   This 84 % increase was due to
several factors. Subsequent to the first quarter of 1996, the Company acquired two companies, e.m.a.N.a.t.e. and IMG. The general and administrative expenses associated with these two companies increased the Company's overall general and administrative expenses due to increased wages, rent and occupancy expenses, and other typical overhead expenses. Also, subsequent to the first quarter of 1996, the Company hired individuals to fill several key, top management positions, including Chief Executive Officer, Vice President of Marketing and Vice President of Technology.

    Comparison of Fiscal 1996 and 1995

              Given the consolidation of entities during fiscal 1996, some comparisons made between fiscal 1996 and 1995 may be meaningless or incongruent.

              Revenues. Revenues for the fiscal year ended December 31, 1996, were $16,046,933, compared to $1,003,965 for the fiscal year ended December 31, 1995. This increase is due to the fact that this comparison is being made between all consolidated entities operating during fiscal 1996, and only Madison as the predecessor company as of December 31, 1995.

              Cost of Revenues. Direct cost of revenues for the fiscal year ended December 31, 1996, were $8,593,455, compared to $437, 035 for the fiscal year ended December 31, 1995. This increase was also due to the consolidation of entities.

              General and Administrative Expense. General and Administrative expense for the fiscal year ended December 31, 1996, was $7,480,688, compared to $591,373 for the fiscal year ended December 31, 1995.

              Depreciation and Amortization Expenses. Depreciation and amortization expenses for the fiscal year ended December 31, 1996, were $307,246, compared to $2,919 for the fiscal year ended December 31, 1995. This increase was due primarily to the acquisition of property and equipment (primarily computers, Internet products, furniture and fixtures) during 1996.


        Financing

                  The Company did not engage in any debt financing, but its subsidiary, Cabot, did enter into a capital lease arrangement during the first nine months of 1995. Consequently, no long-term debt was incurred or reported. Growth was funded from internal cash flow within the entities and through private placements.

        Comparison of Fiscal 1995 and 1994

                  Because Madison did not engage in any operations prior to 1995, comparisons between 1995 and 1994 are relatively meaningless in their relationship to the Company's current operations.

                  Revenues. Revenues for the fiscal year ended December 31, 1996 were $1,003,965, compared to $0 for the fiscal year ended December 31, 1995. This increase was due primarily to increased attendance at the Company's Internet seminars.

                  Cost of Sales. Cost of sales for the fiscal year ended December 31, 1996 were $437,035, compared to $0 for the fiscal year ended December 31, 1995. This increase was due primarily to increased workshop attendance and higher sales volume.

                  General and Administrative Expenses. General and Administrative expenses for the fiscal year ended December 31, 1996 were $588,454, compared to $0 for the fiscal year ended December 31, 1995. This increase was due primarily to a dramatic expansion of the Company's businesses and operations.

                  Depreciation and Amortization. Depreciation and amortization costs for the fiscal year ended December 31, 1996 were $132,599, compared to $2,919 for the fiscal year ended December 31, 1995. This increase was due primarily to the acquisition of property and equipment in 1996.

Liquidity and Capital Resources

          The Company has funded its cash requirements primarily through cash
flows from its operating activities.          However, the Company has
borrowed $500,000 from an affiliated party, which amount is due and payable on or before March 31, 1997, plus interest in the amount of $12,500. In addition, the Company is seeking a line of credit in the amount of $500,000 from Zions First National Bank. The Company believes its current funds, along with cash provided by ongoing operating activities will be sufficient to finance its cash requirements for at least the next twelve months.

                  The Company is currently incurring cash expenses in the amount of approximately $1,000,000 per month, of which fixed costs account for approximately $450,000. The Company anticipates capital expenditures will be
approximately $600,000 for the current fiscal year.            However, the
Company borrowed $500,000 from an entity controlled by John Clayton, a consultant to the Company, which amount was due on March 1, 1997, and now bears interest equal to 13% per annum and is due on demand. The Company is currently operating with a working capital deficit. The continuation of the Company's operations as presently constituted and the implementation of its business plan depend to a substantial extent on its ability to raise sufficient capital. No assurance can be given that the Company will be successful in raising sufficient capital (See --Financing).

              The Company is currently incurring cash expenses in the amount of approximately $1,000,000 per month, of which fixed costs account for approximately $500,000. The Company anticipates capital expenditures will be approximately $1,200,000 for the current fiscal year.

    Financing

             The Company has retained Geller & Friend Capital Partners, Inc., of Los Angeles, California, for the purposes of, among other things, assisting the Company in its financing activities.

Item 3.     DESCRIPTION OF PROPERTIES

                  The Company maintains offices in Provo, Utah, Studio City, California, and Woodland Hills, California. The Company leases its executive offices at 1185 South Mike Jense Circle, Provo, Utah 84601 on a month-to-month
basis for $9,076 per month from a related party.           The Company
maintains offices in Studio City, California, and Provo, Utah. The Company leases its executive offices at 4400 Coldwater Canyon Blvd., Studio City, California 91604 for a total of $12,973 per month, which lease expires partially in December 1997 and partially in November 1998. The Company also leases office space at 1185 South Mike Jense Circle, Provo, Utah 84601 on a
month-to-month basis for $9,076 per month from a related party.       See Item
7 Certain Relationships and Related Transactions.           The Company leases
office space at 4400 Coldwater Canyon Blvd., Studio City, California 91604 for a total of $12,973 per month, which lease expires partially in December 1997 and partially in November 1998. The Company also leases office space at 22020 Clarendon, Suite 200, Woodland Hills, California 91367 for $4,290 per month, which lease expires in April 1999.

Item 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                  The following table sets forth certain information known to the Company as of January 30, 1997 with respect to the beneficial ownership of the outstanding shares of the Common Stock by the Company's directors and executive officers and the directors and executive officers of the Company as
a group.            The following table sets forth certain information known
to the Company as of July 21, 1997 with respect to the beneficial ownership of the outstanding shares of the Common Stock by the Company's directors and executive officers and the directors and executive officers of the Company as
a group.      The Company is aware of no shareholders other than certain directors and executive officers of the Company who beneficially own more than five percent of the outstanding shares of the Company's common stock. Each person listed below has personal and sole beneficial ownership of the shares of common stock listed with their name.


Name and Address of           Number of          Percentage (1)
Beneficial Owner              Shares

Craig R. Pickering            13,200,000          21.8%
                              13,000,000          21.9%
1185 South Mike Jense Circle
Provo, Utah 84601

        Tracy Scott                    0           0.0%
1185 South Mike Jense Circle
Provo, Utah 84601

        Richard Rosenblatt      13,200,000         21.8%
4400 Coldwater Canyon Blvd.
Suite 200
Studio City, California 91604

        Mark R. Comer           13,200,000          21.8%
1185 South Mike Jense Circle
Provo, Utah 84601

        Martin Rosenblatt        1,353,333           2.2%
22020 Clarendon, Suite 200
Woodland Hills, California
91367

        Craig Lewis                 14,000           0.1%

    Richard Rosenblatt          13,000,000          21.9%
4400 Coldwater Canyon Blvd.
Suite 200
Studio City, California 91604

    Mark R. Comer               13,000,000          21.9%
4400 Coldwater Canyon Blvd.
Suite 200
Studio City, California 91604

    Stephen Fulling                    0              0.0%
1185 South Mike Jense Circle
Provo, Utah 84601

    Martin Rosenblatt            1,353,333            2.3%
4400 Coldwater Canyon Blvd.
Suite 200
Studio City, California 91604

    Craig Lewis                      15,500           0.1%
1185 South Mike Jense Circle
Provo, Utah 84601

David M. Rees                         0               0.0%
        215 South State Street
Suite 1100 Salt Lake City, Utah 84111
    1185 South Mike Jense Circle
Provo, Utah 84601

        Total of Directors       40,967,333          67.7%


    Total of Directors           40,368,833          68.1%
and Executive
        Officers as a group
    Officers as a group
(7 persons)

        (1) Based on 60,493,827 shares of common stock outstanding as of
January 30, 1997.            (1) Based on 59,293,827 shares of common stock
outstanding as of June 30, 1997.



Item 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

          The following table sets forth the names, ages and positions with the Company as of the date of this Registration Statement of all of the executive officers and directors of the Company. Also set forth below is information as to the principal occupation and background for each named person in the table.

Name                          Age   Position

Craig R. Pickering            38           >President
                                    Chairman of the Board of Directors

        Tracy W. Scott        36    Chief Executive Officer; Director

Richard Rosenblatt            28            Executive Vice President; Director
                                                  Chief Executive Officer;
                                     Director

    Mark R. Comer             30    President; Director

        Mark R. Comer         30    Executive Vice President; Director

        Martin Rosenblatt     53    Vice President; Director

        Craig Lewis           32    Secretary/Treasurer

        David M. Rees         30    Director

    Stephen Fulling           33    Vice President

    Martin Rosenblatt         54    Vice President

    Craig Lewis               32    Chief Financial Officer;
                                    Secretary/Treasurer

    David M. Rees             30    Vice President; Director


Craig R. Pickering.          Mr. Pickering is the President and Chairman of
the Board of Directors of the Company.            Mr. Pickering is the
Chairman of the Board of Directors of the Company.

     Mr. Pickering has over
16 years of business experience including work in venture capital, sales, mergers and acquisitions and as a seminar speaker for American Business Seminars.

        In 1992 he formed Cabot, and in 1994 he founded
Madison.            In 1992 he formed Cabot, and in 1994 he co-founded
Madison.       He has held his present position with the Company since January
1996.

        Tracy W. Scott. Mr. Scott has been Chief Executive Officer and a director of the Company since October 1996. From 1995 to October 1996 he worked as Vice President of Electronic Information Strategy at Reed Elsevier, Inc., a large British/Dutch publishing company. He was President of Folio Corporation, a division of Reed Elsevier from 1993 to 1995. From 1992 to 1993 Mr. Scott was Senior Vice President, Account Management and Services at Merkley, Neuman, Harty, an advertising company in New York City. Mr. Scott received his Bachelor of Science and his Masters of Business Administration degrees from Brigham Young University in 1985 and 1990, respectively.

Richard Rosenblatt.          Mr. Rosenblatt is an Executive Vice President and
a director of the Company.            Mr. Rosenblatt is the Chief Executive
Officer and a director of the Company.      In 1991, Mr. Rosenblatt formed R&R
Advertising, Inc.         which specialized in advertising for small
businesses, and founded Madison in 1994.            which specialized in
advertising for small businesses, and co-founded Madison in 1994.
Mr. Rosenblatt is the son of Martin Rosenblatt.         Mr. Rosenblatt has
held his present position with the Company since January 1996.            Mr.
Rosenblatt has been an officer of the Company since January 1996, and has held
his present position with the Company since July 1997.     Mr. Rosenblatt
received his Bachelor of Arts degree in political science from the University of California at Los Angeles, where he graduated Magna Cum Laude and Phi Beta Kappa in 1991. He received his Juris Doctorate from the University of Southern California, where he graduated with honors in 1994.

Mark R. Comer.          Mr. Comer is an Executive Vice President and a
director of the Company.            Mr. Comer is the President and a director
of the Company.      Mr. Comer has over seven years experience in marketing
and in the business seminar industry.          In 1992 he formed Cabot and in
1994 he founded Madison. He has held his present position with the Company since January 1996. Mr. Comer attended Brigham Young University in 1984 and
1985 as a business major.            In 1992 he formed Cabot and in 1994 he
co-founded Madison. He has been an officer of the Company since January 1996, and has held his present position with the Company since July 1997. Mr. Comer attended Brigham Young University in 1984 and 1985 as a business major.

    Stephen Fulling. Mr. Fulling is Vice President of Information--Technology Services of the Company. Mr. Fulling served as Senior Network Research Assistant for the College of Engineering at Oregon State University and Network Operations Manager for the NERO project for Oregon Joint Graduate Schools of Engineering, where he designed, built, and deployed state of the art wide area networking systems. Mr. Fulling has a broad background in Internet technologies and more than 15 years experience in the telecommunications industry. He received his Bachelor of Science in Computer Science from the University of California--Davis.

Martin Rosenblatt. Mr. Rosenblatt is a Vice President and a director of the Company. Mr. Rosenblatt has successfully managed a group of 20 scientists in developing and applying sophisticated physics based computer programs. He has been using the Internet regularly since its infancy, as a communications tool to reach and remotely operate the most advanced government computers in the country. Mr. Rosenblatt worked for Titan Corporation as Vice President of the
Titan Research and Technology Division from 1985 to 1994.          In 1994 Mr.
Rosenblatt founded e.m.a.N.a.t.e.            In 1994, Mr. Rosenblatt founded
e.m.a.N.a.t.e.      Mr. Rosenblatt is the father of Richard Rosenblatt.  He
has held his present position with the Company since April 1996. Mr. Rosenblatt received a Bachelor of Arts degree and a Masters of Science degree from the University of California at Los Angeles in 1964 and 1966, respectively.

Craig Lewis.          Mr. Lewis is the Secretary/Treasurer of the
Company.            Mr. Lewis is the Secretary/Treasurer and Chief Financial
Officer of the Company.      Mr. Lewis worked for the accounting firm of
Deloitte & Touche in St. Louis from 1989 through 1991. He became the Controller for AeroTrans Corporation in Salt Lake City in 1991 and in 1992 became the Controller and Corporate Secretary/Treasurer for Mountainland Support Corporation in Provo, Utah. Mr. Lewis joined the Company in 1995 as the Secretary/Treasurer. He has held his present position with the Company
since July 1996.   Mr. Lewis received his Bachelor of Science degree in
accounting in 1988 and his Master of Accounting degree in 1989, each from Brigham Young University.

David M. Rees.          Mr. Rees is a director of the Company.  From 1993
through 1995 he was an associate in the Mergers and Acquisitions and Corporate Finance departments at the law firm of Skadden, Arps, Slate, Meagher & Flom in New York. Mr. Rees is an attorney and performs various services as the
Company's regular outside counsel.            Mr. Rees is Vice President --
Strategic Planning and a director of the Company. From 1993 through 1995, Mr. Rees was an associate in the Mergers and Acquisitions and Corporate Finance departments at the law firm of Skadden, Arps, Slate, Meagher & Flom in New York City. Mr. Rees is an attorney and has performed various services as the Company's regular outside counsel until becoming a Vice President of the
Company in July 1997.      He has been a director of  the Company since July
1996. Mr. Rees received his Bachelor of Arts degree in history from Weber State University in 1990 and his Juris Doctorate from New York University in 1993.

Item 6.     EXECUTIVE COMPENSATION

          The following table sets forth certain information as to the Company's Chief Executive Officer and each of the Company's officers who received compensation in amounts equal to or exceeding $100,000 for the year ended December 31, 1996. No person received any compensation from the Company or its predecessor in any fiscal year prior to 1996. Figures listed below do not include automobile and entertainment allowances for certain executive officers of the Company which total, in the aggregate, $100,746 for the year ended December 31, 1996.

                    Summary Compensation Table
                          --------------------------

Name of Individual            Capacities in Which Served     Cash Compensation
------------------            --------------------------     -----------------

Tracy W. Scott (1)            Chief Executive Officer        $37,019

Craig R. Pickering            President                      $125,000

Richard R. Rosenblatt         Executive Vice President       $125,000

Mark R. Comer                 Executive Vice President       $125,000

(1) Tracy W. Scott began working for the Company in October 1996, as Chief Executive Officer.

         Mr. Scott has not been an officer or director of the Company since June 1997.

          The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not yet established committees of the Board of Directors, but is in the process of establishing an Audit Committee and a Compensation Committee.

              The Company entered into employment agreements with Craig Pickering, Richard Rosenblatt, and Mark Comer in the first quarter of 1996. These agreements call for salaries of $125,000 per year and certain allowances in the amount of $2,800 per month for Messrs. Pickering and Comer, and $3,000 per month for Mr. Rosenblatt. These agreements expire in 2003.


              The Company entered into an employment agreement with Martin Rosenblatt in the second quarter of 1996, calling for a salary of $85,000 per year and annual option grants not to be less than 50,000. This agreement expires in 2003.

Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The Company pays certain related parties for advertising, rent and
computer graphic design.          Sierra Advertising received $923,399 for
advertising expenses, all of which is distributed directly for advertising
costs, and is owned by officers of the Company.            Sierra Advertising
received $2,116,607 for advertising expenses, all of which is distributed directly for advertising costs, and is owned by officers of the Company.
The sole purpose for the existence of Sierra Advertising is to pass through certain costs of advertising at reduced rates. No officers of the Company receive any monetary compensation from the Company through Sierra Advertising. Sierra Advertising makes no profit. All funds paid to Sierra Advertising are used by Sierra Advertising for the purchase of air time for advertising.

          The share exchanges described in Part I, Item 1 Description of Business -- History of the Company involved certain executive officers of the Company. At the time of the share exchanges described therein, the shareholders of Madison were Craig Pickering, Richard Rosenblatt, Mark Comer, JCH Trust, MJB Trust, CSW Trust, Ross Jardine, Phil Windley and Michael Beck; the shareholders of Cabot were Craig Pickering, Mark Comer and JCH Trust; and the sole shareholder of R&R was Richard Rosenblatt.

                  The Company's principal executive offices in Provo, Utah are leased from RDR Properties, which is owned by certain executive officers of the Company, for $9,076 per month.

                  e.m.a.N.a.t.e., which is a wholly owned subsidiary of the Company, received $167,200 from the Company in 1995 for computer graphic
design work.            The Company's offices in Provo, Utah are leased from
RDR Properties for $9,076 per month. Craig Pickering and Mark Comer each own 33.33% of RDR Properties.

              e.m.a.N.a.t.e., which is now a wholly owned subsidiary of the Company, received $167,200 from the Company in 1995 for computer graphic design work.

          The Company owes Martin Rosenblatt, Vice President of the Company, $99,398, arising from the settlement of certain indebtedness owed to Mr. Rosenblatt from e.m.a.N.a.t.e. prior to the Company's share exchange with e.m.a.N.a.t.e. This amount bears interest at the rate of ten percent per annum, and is unsecured.

                  On January 3, 1997, the Company borrowed $500,000 from an affiliated party. This loan accrues interest at ten percent per annum, is personally guaranteed by Craig Pickering, the Company's President, and Richard Rosenblatt and Mark Comer, each an Executive Vice President of the Company. This loan is due in full on March 31, 1997.

                  On May 22, 1996, the Company effected a four for one forward stock split. All references in this registration statement take such split into effect when referring to the number of shares of the Company's common
stock or per share data.            On January 3, 1997, the Company borrowed
$500,000 from a company controlled by John Clayton, a former officer and director of the Company who is currently a consultant to the Company. This loan accrues interest at 13 percent per annum, is personally guaranteed by Craig Pickering, Richard Rosenblatt, and Mark Comer, the Chairman, Chief Executive Officer, and the President of the Company, respectively. This loan was due in full on March 1, 1997, has yet to be repaid, and is due on demand.

Item 8.     DESCRIPTION OF SECURITIES

                  The Company's Articles of Incorporation, as amended, authorize the issuance of 300,000,000 shares of common stock, $.001 par value per share, of which 60,493,827 shares were outstanding as of January 30, 1997, and held by 448 shareholders of record. As of January 30, the Company had issued warrants to purchase 500,000 shares of common stock at exercise prices of between $1.31 and $7.00 per share. These warrants are exercisable at
various dates from the present through the year 2001.            The Company's
Articles of Incorporation, as amended, authorize the issuance of 300,000,000 shares of common stock, $.001 par value per share, of which 59,293,827 shares were outstanding as of June 30, 1997, and held by 457 stockholders of record. As of June 30, the Company had issued options to purchase 647,040 shares of its common stock at $2.00 per share to employees of the Company under its Employee Option Plan. Approximately one-third of these options vest each year
in each of the next three years.      Holders of shares of the Company's
common stock are entitled to one vote for each share on all matters to be voted on by the stockholders, including the election of members of the Company's Board of Directors, who are each elected annually for one year terms. There are no provisions in the Company's Articles of Incorporation, as amended, or the Company's Bylaws, as amended, which would delay, defer or prevent a change in control of the Company. Holders of the Company's common
stock have no cumulative voting rights.         Holders of shares of the
Company's common stock are entitled to share ratably in dividends, if any, as
from funds legally available therefor.            Holders of shares of the
Company's common stock are entitled to share ratably in dividends, if any,
from funds legally available therefor.      In the event of a liquidation,
dissolution or winding up of the Company, the holders of shares of the Company's common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of the Company's common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Company's common stock. All of the outstanding shares of the Company's common stock are fully paid and non-assessable.

                             PART II

Item 1.             MARKET PRICE OF AND DIVIDENDS On THE REGISTRANTS COMMON
EQUITY AND OTHER STOCKHOLDER MATTERS             MARKET PRICE OF AND DIVIDENDS
ON THE REGISTRANTS COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

          The Company's common stock is traded on the OTC Bulletin Board under the symbol IIML. The following table sets forth, on a per share basis, and for the periods indicated, the high and low sales prices of the Company's common stock as reported on the OTC Bulletin Board. No dividends have been declared or paid on the Company's common stock, nor does the Company intend to declare or pay any dividends on the Company's common stock in the near future. All sales prices are set forth taking into effect all stock splits, exclusive
of commissions or discounts of any nature.          As of January 30, 1997,
there were approximately 448 shareholders of record of the Company's common
stock.            As of June 30, 1997, there were approximately 457
shareholders of record of the Company's common stock.       The average daily
trading volume of the Company's common stock since January 1996 is approximately 65,600 shares per day. The Company did not exist in its present form prior to January 1996, therefore stock prices prior to that time are not applicable.

                           Price Range
                           -----------

                                                 High         Low
                                                 ----         ---
1996:
     First Quarter                               $ 3.25       $ 2.25
     Second Quarter                               14.00         2.19
     Third Quarter                                12.13         4.28
     Fourth Quarter                                5.88         2.00
1997:
             First Quarter
     (through January 30, 1997)                    2.81         1.87

     First Quarter                                 4.50         1.63
     Second Quarter                                3.00         1.06
     Third Quarter (through July 28, 1997)         1.63         0.81

Item 2.     LEGAL PROCEEDINGS

                  The Securities and Exchange Commission (the "SEC") informed the Company in June, 1996 that it was conducting an informal investigation of the Company. The focus of that investigation appears to the Company to be (i) the removal of restrictive legends from shares of the Company's stock prior to the share exchange transactions that occurred in January 1996; (ii) the sale of shares by prior affiliates of the Company; (iii) the purchase and sale of shares by persons that bought stock prior to the share exchange transactions that occurred in January, 1996; and (iv) the trading activity in the Company's
stock in the first and second quarter of 1996.            The Securities and
Exchange Commission (the "SEC") informed the Company in June 1996 that it was conducting an informal investigation of the Company. The focus of that investigation appears to the Company to be (i) the removal of restrictive legends from shares of the Company's stock prior to the share exchange transactions that occurred in January 1996; (ii) the sale of shares by prior affiliates of the Company; (iii) the purchase and sale of shares by persons that bought stock prior to the share exchange transactions that occurred in January 1996; and (iv) the trading activity in the Company's stock in the
first and second quarter of 1996.      The SEC has requested and received
copies of documents from the Company's transfer agent and has interviewed special outside counsel for the Company in connection with the investigation. The Company does not know the current status of the investigation and has not had any formal or informal communication with the SEC since August 1996.

                  The Company is involved in various other legal proceedings in the ordinary course of business, but is aware of no other legal proceedings which appear at this time as if the might have a material impact on its
business.            The Company is a defendant in various other legal
proceedings in the ordinary course of business, but is aware of no legal proceedings which appear at this time as if they might have a material impact on its business.

Item 3.             CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS On
ACCOUNTING AND FINANCIAL DISCLOSURE             CHANGES IN AND DISAGREEMENTS
WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

                  None.            On December 10, 1996, the Company engaged
Arthur Andersen LLP as its independent auditor. The Company had no disagreements with its prior independent auditor, Crouch, Bierwolf & Chisholm. See the Company's Report on Form 8-K filed with the SEC on June 20, 1997.

Item 4.     RECENT SALES OF UNREGISTERED SECURITIES

     The following list shows all sales of unregistered securities consisting
of common stock of the Company in the past three years.          All such
sales were of shares of the Company's common stock, and the information has been adjusted to take into account all stock splits, including a one for nineteen reverse split in January, 1996, and the four for one forward split in
May, 1996.            All such sales were of shares of the Company's common
stock, and the information has been adjusted to take into account all stock splits, including a 1 for 19 reverse split in January 1996, and the 4 for 1
forward split in May 1996.      No underwriters were involved in any of the
transactions described below. All shares of common stock issued in these transactions bear restrictive legends. The consideration given in each of the share exchanges was all of the outstanding common stock of the other
constituent company.          Each share exchange was exempt from registration
under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The consideration in the International Marketing Associates private placement was services in the nature of promotional work at industry conventions. Each private placement was exempt from registration pursuant to
Regulation D of the Securities Act.            No underwriters or agents were
involved in any of the share exchanges. Each share exchange was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), as issuances not involving a public offering. The consideration in the International Marketing Associates private placement was services in the nature of promotional work at industry conventions, and was intended to approximate the value of the services they were to render for the Company at such conventions. This private placement was exempt from registration pursuant to Regulation D of the Securities Act as an issuance not involving a public offering. No underwriter or agent was involved in this
private placement.      All persons receiving shares in the transactions
described below were allowed access to the Company's books and records and made representations to the Company that they were acquiring shares of the Company's common stock for their own account and for investment purposes only.

Share Exchange with Madison York & Associates, Inc.         January 15, 1996
           January 16, 1996      Number of shares issued: 16,824,900
    The number of shares listed in the Company's Statement of Stockholders Equity in connection with this transaction consists of the 16,824,900 shares issued to the shareholders of Madison, and 21,614,784 shares in connection with the accounting reorganization of stockholders equity.

Share Exchange with Cabot Richards & Reed, Inc.         January 15, 1996
         January 16, 1996
Number of shares issued: 11,200,000

Share Exchange with R & R Advertising, Inc.          January 15, 1996
    January 16, 1996
Number of shares issued: 4,800,000

        Share Exchange with Inter-Active Marketing Group, Inc.
Share Exchange with Inter Active Marketing Group, Inc.     March 5, 1996
        Amount of shares issued: 1,634,800            Amount of shares issued:
420,500

    In addition, 1,214,300 shares were placed in escrow in accordance with certain earn-out provisions in the Company's share exchange agreement with IMG. The Company has since retired such shares with the consent of IMG because it became clear that IMG had no chance of attaining the targets for the earn-out provisions.

    Share Exchange with e.m.a.N.a.t.e., Inc. April 26, 1996
Amount of shares issued: 1,600,000

International Marketing Associates Private Placement July 17, 1996

Amount of shares issued:  4,000

These shares of the Company's common stock were issued in exchange for International Marketing Associates agreeing to perform certain services for
the Company including promotional services at trade shows.          The
Company intends to cancel these shares due to lack of performance by International Marketing Associates.

                  The Company has issued warrants to purchase an aggregate of 500,000 shares of common stock at various exercise prices which are exercisable at various dates from the date hereof through the year 2001. All of these warrants were issued for services rendered on behalf of the Company, were not registered under the Securities Act and were exempt from any such registration under Section 4(2) of the Securities Act.

              As of June 30, 1997, the Company had issued options to purchase 647,040 shares of its common stock at $2.00 per share to employees of the Company under its Employee Option Plan. Approximately one-third of these options vest each year in each of the next three years.

Item 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

          As authorized by Section 78.751 of the Nevada General Corporation Law, the Company may indemnify its officers and directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company. If the legal proceeding, however, is by or in the right of the Company, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless a court determines otherwise.

          Under Nevada law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at the request of the corporation as a director or officer of another corporation) for any liability asserted against such person and any expenses incurred by him in his capacity as a director or officer. These financial arrangements may include trust funds, self insurance programs, guarantees and insurance policies.

          Article 6.E of the Articles of Incorporation of the Company and
Article 5 of the Bylaws of the Company provide that, to the fullest extent permitted by law, directors of the Company will not be liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duties.

          The Company maintains Director and Officer liability insurance with an aggregate coverage amount of $1,000,000.

PART F/S     FINANCIAL STATEMENTS

          The following is a list of the financial statements filed herewith:

        Unaudited Financial Statements of iMall, Inc. as of September 30, 1996 and for the nine month period then ended, Audited Financial Statements as of June 30, 1996 and for the six month period then ended, and Audited Financial Statements as of December 31, 1995 and for the twelve month period then ended:

             Balance Sheets
             Statements of Operations
             Statements of Stockholders Equity
             Statements of Cash Flows

        Audited Financial Statements of Madison, York & Associates, Inc. as of December 31, 1995 and for the twelve month period then ended:

             Balance Sheets
             Statements of Operations
             Statements of Stockholders Equity
             Statements of Cash Flows

        Audited Financial Statements of Cabot, Richards & Reed, Inc. as of December 31, 1995 and 1994 and for the twelve month periods then ended:
             Balance Sheets
             Statements of Operations
             Statements of Stockholders Equity
             Statements of Cash Flows

        Audited Financial Statements of R & R Advertising, Inc. as of December 31, 1995, 1994 and 1993 and for the twelve month periods then ended:

             Balance Sheets
             Statements of Operations
             Statements of Stockholders Equity
             Statements of Cash Flows

        Audited Financial Statements of Physicomp Corporation (d.b.a. e.m.a.N.a.t.e.) as of December 31, 1995 and for the twelve month period then ended, and as of April 30, 1996 and for the four month period then ended.


             Balance Sheets
             Statements of Operations
             Statements of Stockholders Equity
             Statements of Cash Flows


        Unaudited, consolidated financial statements of iMALL, Inc. and subsidiaries as of March 31, 1997, and for the quarters ended March 31, 1997 and 1996. Audited, consolidated financial statements as of December 31, 1996 and for the years ended December 31, 1996 and 1995, as follows:

         Report of Independent Auditors -- Crouch,Bierwolf & Chisholm Report of Independent Auditors -- Arthur Andersen LLP
         Consolidated Balance Sheets
         Consolidated Statements of Operations
         Consolidated Statements of Stockholders Equity
         Consolidated Statements of Cash Flows



                           iMall, Inc.
                          Balance Sheet


                                                         March 31,
                                                           1997
                                                      --------------
                                                       (Unaudited)
CURRENT ASSETS:

     Cash                                             $     287,289
     Accounts receivable, net                               192,751
     Income tax receivable                                  271,915
     Prepaid expenses                                       238,851
     Deferred income tax asset                              163,715
     Other current assets                                   137,179
                                                      --------------
           Total Current Assets                           1,291,700
                                                      --------------
EQUIPMENT, FURNITURE AND FIXTURES:

     Equipment and fixtures, net of accumulated
          depreciation                                      857,800
     Capital leases, net of accumulated amortization         69,701
                                                     ---------------
           Total Equipment, Furniture and Fixtures          927,501
                                                     ---------------
OTHER ASSETS:

     Goodwill, net of accumulated amortization              264,690
     Note receivable                                        217,500
     Organization costs, net of accumulated amortization      1,282
                                                     ---------------
           Total Other Assets                               483,472
                                                     ---------------

           Total Assets                              $    2,702,673
                                                     ===============


















     See accompanying notes to financial unaudited statements
                           iMall, Inc.
                    Balance Sheet (Continued)


                                                          March 31,
                                                            1997
                                                     ------------------
                                                         (Unaudited)
CURRENT LIABILITIES:

     Accounts payable                                $      827,082
     Accrued Payroll                                        244,892
     Accrued expenses                                       186,019
     Deferred revenues                                      398,552
     Other current liabilities                              198,884
                                                     ---------------
          Total current liabilities                       1,855,429
                                                     ---------------

LONG-TERM LIABILITIES:

     Notes payable                                          552,500
     Capitalized lease obligations                           61,945
                                                     ---------------
          Total long-term liabilities                       614,445
                                                     ---------------
          Total Liabilities                               2,469,874
                                                     ---------------

STOCKHOLDERS' EQUITY:

     Common stock, par value $.001;
      300,000,000 shares authorized,
      60,489,827 shares outstanding                          60,489
     Additional paid-in capital                             696,239
     Accumulated Deficit                                   (523,929)
                                                    ----------------
          Total stockholders' equity                        232,798
                                                    ----------------

          Total Liabilities and Stockholders'
            Equity                                  $     2,702,673
                                                    ================












    See accompanying notes to unaudited financial statements.




                           iMall, Inc.
                     Statements of Operations

                                                For the Three Months Ended
                                                       March 31,
                                             --------------------------------
                                                   1997           1996
                                             ---------------  ---------------
REVENUES                                     $    4,078,434   $    4,179,150

COST OF REVENUES                                  2,558,951        2,357,216
                                             ---------------  ---------------
GROSS MARGINS                                     1,519,483        1,821,934

GENERAL AND ADMINISTRATIVE EXPENSES               2,103,359        1,143,239
                                             ---------------  ----------------
OPERATING INCOME (LOSS)                            (583,877)         678,695
                                             ---------------  ---------------
OTHER INCOME AND (EXPENSE):

     Other income, net                               17,608           40,170
     Interest expense, net                          (11,699)          (2,264)
                                             ---------------  ----------------
          Net other income                            5,909           37,906
                                             ---------------  ----------------
INCOME BEFORE PROVISION FOR INCOME TAXES           (577,968)         716,601

PROVISION FOR INCOME TAXES                                0          277,123
                                             ---------------  ---------------
NET INCOME (LOSS)                            $     (577,968)  $      439,478
                                             =============== ================
NET INCOME (LOSS) PER COMMON SHARE           $        (0.01)  $         0.03
                                             =============== ================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING       60,489,827       13,643,176
                                             =============== ================

















    See accompanying notes to unaudited financial statements.








                           iMall, Inc.
                     Statements of Cash Flows

                                            For the Three Months Ended
                                                     March 31,
                                           --------------------------------
                                                 1997           1996
                                           ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:

     Net income(loss)                      $     (577,968) $      439,478
     Non-cash items:
         Depreciation and amortization            137,352           22,034
         Bad debt                                   8,288           28,835
         Loss on disposal                           1,236               -
         Stock issued for services                     -            28,000
     Changes in current assets and liabilities:
         Accounts receivable                       34,900         (597,382)
         Prepaid expenses                        (108,942)          54,447
         Other current assets                     (81,901)         (29,853)
         Accounts payable                         159,656         (151,436)
         Accrued liabilities                      112,447          295,653
         Deferred revenue                          62,377               -
         Other current liabilities                  1,978               -
         Tax liability                                 -           276,883
                                             ---------------  ----------------
     Net Cash Provided (Used) by
        Operating Activities                     (250,577)         366,659
                                           ---------------  ----------------
CASH FLOWS FROM INVESTING ACTIVITIES:

     Cash received on acquisition of
         subsidiaries                                  -           117,389
     Cash received on notes receivable             24,500               -
     Purchase of property and equipment           (17,266)        (103,110)
                                           ---------------  ----------------
     Net Cash Provided by
        Investing Activities                        7,234           14,279
                                           ---------------  ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:

     Cash received from issuance of
      long-term debt                              500,000               -
     Principal paid on long-term debt              (9,632)          (3,294)
                                           ---------------  ----------------
     Net Cash Provided (Used) by
        Financing Activities                      490,368           (3,294)
                                           ---------------  ----------------
     Increase in Cash                             247,025           377,644
                                           =============== =================
CASH AT BEGINNING OF PERIOD                        40,264                 0
                                           ---------------  ----------------
CASH AT END OF PERIOD                      $      287,289   $       377,644
                                           =============== ==================
SUPPLEMENTAL CASH FLOW INFORMATION:

     Cash paid for interest                $       17,342   $         2,324

NON-CASH FINANCING TRANSACTIONS:

     Purchase of equipment with lease
        obligations                                    -    $        10,126

     See accompanying notes to unaudited financial statements
                           iMall, Inc.
            Notes to Consolidated Financial Statements
                           (Unaudited)

(1)  Interim Consolidated Financial Statements.

     The accompanying condensed consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as of the dates and for the periods presented herein have been made.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-SB, filed on February 3, 1997. The results of operations for the three months ended March 31, 1997, are not necessarily indicative of the operating results that may result for the year ending December 31, 1997. The accounting policies followed by the Company are set forth in Note 1 to the Company's consolidated financial statements in its Form 10-SB.

(2)  Net Loss Per Common Share.

     Net loss per common share is based on the weighted average number of common shares outstanding. Stock options and warrants prior to conversion are not included in the calculation because their inclusion would be antidilutive, thereby reducing the net loss per common share (see Note 5).

(3)  Revenue Recognition Policy.

     During the course of the Company's year end audit for 1996, it was determined that a certain portion of revenue generated by the seminar division should be deferred and amortized. "Initiation and Maintenance Fee" revenue is received at the time an attendee chooses to invoke their web site(s). The agreement covers a twelve month period; thus, the revenue is amortized over twelve months. This change is reflected in the Liability section of the Company's Balance Sheet under "Deferred Revenues," and reflects the Company's desire to reflect conservatism in its financial statement presentation.

(4)  Goodwill.

     On May 1, 1996, the Company acquired e.m.a.N.a.t.e., Inc., ("e.m.a.N.a.t.e."), a company specializing in information systems, Internet consulting and front-page creations for web sites on the Internet, in a business combination accounted for as a purchase. The Company issued 1,600,000 shares of common stock at $.10 per share, which was the fair value as determined by the Company's Board of Directors, for all of the outstanding stock of e.m.a.N.a.t.e. The acquisition resulted in goodwill of $224,507. The Company amortized the resulting goodwill over a five year life.

On April 1, 1996, the Company acquired Inter-Active Marketing Group, Inc. ("IMG"), a company specializing in yellow page advertising on the Internet, in a business combination accounted for as a purchase. The Company issued 1,634,800 shares of common stock at $.10 per share, which was the fair value as determined by the Company's Board of Directors, for all of the outstanding stock of IMG. The acquisition resulted in goodwill of $102,020. The Company amortized the resulting goodwill over a five year life.

(5)  Recent Accounting Pronouncement.

     In February 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). This statement specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for financial statements issued for all periods ending after December 15, 1997. SFAS 128 simplifies the standards for computing EPS in comparison to APB Opinion No. 15 and replaces the presentations of Primary EPS and Fully Diluted EPS with a presentation of Basic EPS and Diluted EPS. The Company's basic and diluted EPS under the rules of SFAS 128 would not have been different from reported EPS for the three months ended March 31, 1997 and 1996.

















































               [Letterhead of Arthur Andersen LLP]





             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To iMALL, Inc.:

We have audited the accompanying consolidated balance sheet of iMALL, Inc., a Nevada corporation (formerly Natures Gift, Inc.), and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iMALL, Inc. and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company has generated minimal earnings to date and has a working capital deficiency of $590,400 as of December 31, 1996 that raise substantial doubt about its ability to continue as a going concern. Subsequent to year-end, the Company has incurred operating losses. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.


/s/ Arthur Andersen LLP

Salt Lake City, Utah
  June 13, 1997








<Letterhead appears here>

                   CROUCH, BIERWOLF & CHISHOLM
                   Certified Public Accountants
                   50 West Broadway, Suite 1130
                    Salt Lake City, Utah 84101

                   INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Madison, York & Associates, Inc.:

We have audited the accompanying balance sheet of Madison, York & Associates, Inc. as of December 1995, and the related statements of operations, stockholders' equity and cash flows from inception of operations on September through the four months ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates make by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison, York & Associates, Inc. as of December 31, 1995 and the results of its operations and cash flows from inception of operations on September 1, 1995 through December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
February 23, 1996






















                   IMALL, INC. AND SUBSIDIARIES
                   ----------------------------
                    CONSOLIDATED BALANCE SHEET
                    -------------------------
                     AS OF DECEMBER 31, 1996
                     -----------------------

                              ASSETS
                             --------

CURRENT ASSETS:

   Cash                                            $      40,264
   Accounts receivable, net of allowance for
     doubtful accounts of $26,400                        100,502
   Related-party receivable                               85,521
   Current portion of note receivable                    100,524
   Income tax receivable                                 276,940
   Employee receivables                                   14,536
   Inventory                                              55,277
   Prepaid expenses                                      129,960
   Deferred income tax asset                             163,715
                                                    -------------

       Total current assets                              967,239
                                                    -------------
EQUIPMENT, FURNITURE AND FIXTURES:

   Computer equipment                                    793,852
   Office equipment                                      365,221
   Leased office equipment                               121,760
   Furniture and fixtures                                109,353
   Leasehold improvement                                  28,804
                                                     -------------
                                                       1,418,990
   Less accumulated depreciation and amortization       (386,604)
                                                     -------------
       Net equipment, furniture and fixtures           1,032,386
                                                     -------------

OTHER ASSETS:

   Goodwill, net of accumulated amortization of $27,214  177,883
   Note receivable, net of current portion               141,476
   Deposits                                               22,826
   Organization costs, net of accumulated
     amortization of $891                                  1,396
                                                     -------------
                                                         343,581
                                                     -------------
                                                     $ 2,343,206
                                                     =============






       The accompanying notes are an integral part of this
                   consolidated balance sheet.
                   IMALL, INC. AND SUBSIDIARIES
                   ----------------------------
                    CONSOLIDATED BALANCE SHEET
                    -------------------------
                     AS OF DECEMBER 31, 1996
                     -----------------------

               LIABILITIES AND STOCKHOLDERS' EQUITY
              -------------------------------------

CURRENT LIABILITIES:

   Current portion of notes payable to related parties       $     105,082
   Current portion of capitalized lease obligations                 39,956
   Note payable                                                     12,500
   Accounts payable                                                667,426
   Accrued payroll                                                 126,357
   Accrued royalties                                                96,030
   Accrued interest payable to related party                        12,759
   Other accrued liabilities                                       120,286
   Income taxes payable                                             41,068
   Deferred revenues                                               336,175
                                                             --------------

          Total current liabilities                              1,557,639
                                                             --------------

NOTES PAYABLE TO RELATED PARTIES, net of current portion            40,000
                                                             --------------

CAPITALIZED LEASE OBLIGATIONS, net of current portion               31,621
                                                             --------------

COMMITMENTS AND CONTINGENCIES (Notes 3, 5 and 8):

STOCKHOLDERS' EQUITY:

   Common stock, par value $.001; 300,000,000 shares
     authorized, 59,284,527 shares outstanding                      59,284
   Additional paid-in capital                                      610,375
   Retained earnings                                                44,287
                                                             --------------

          Total stockholders' equity                               713,946
                                                             --------------

                                                             $   2,343,206
                                                             ==============









              The accompanying notes are an integral
             part of this consolidated balance sheet.

                   IMALL, INC. AND SUBSIDIARIES
                   ----------------------------
              CONSOLIDATED STATEMENTS OF OPERATIONS
              --------------------------------------
               FOR THE YEAR ENDED DECEMBER 31, 1996
               ------------------------------------
      AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 1995)
      -----------------------------------------------------
                       TO DECEMBER 31, 1995
                       -------------------

                                                  1996             1995
                                             ---------------  ---------------

REVENUES                                     $   16,046,933   $   1,003,965

COST OF REVENUES (including $2,116,607 and
   $147,535 to a related party, respectively)     8,593,455         437,035
                                             ---------------  ---------------

  Gross Margin                                    7,453,478         566,930

GENERAL AND ADMINISTRATIVE EXPENSES               7,480,688         591,373
                                             ---------------  ---------------
OPERATING LOSS                                      (27,210)        (24,443)
                                             ---------------  ---------------

OTHER INCOME AND (EXPENSE):
   Other income, net                                133,308           3,912
   Interest expense, net                             (3,352)            -
                                             ---------------  ---------------

         Net other income                           129,956           3,912
                                             ---------------  ---------------
INCOME BEFORE PROVISION FOR INCOME TAXES            102,746         (20,531)

PROVISION FOR INCOME TAXES                          (37,928)            -
                                             ---------------  ---------------
NET INCOME (LOSS)                            $       64,818   $     (20,531)
                                             ===============  ===============
NET INCOME (LOSS) PER COMMON SHARE           $          .00   $         .00
                                             ===============  ===============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING       58,020,669      38,396,766
                                             ===============  ===============














           The accompanying notes are an integral part of these consolidated statements.

                   IMALL, INC. AND SUBSIDIARIES
                   ----------------------------
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
         -----------------------------------------------
               FOR THE YEAR ENDED DECEMBER 31, 1996
              --------------------------------------
      AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 1995)
      -----------------------------------------------------
                       TO DECEMBER 31, 1995
                       -------------------


                                            Common Stock            Additional      Retained
                                        -------------------------     Paid-in       Earnings
                                         Shares        Amount         Capital       (Deficit)
                                        ------------ ------------  --------------  --------------
Balance at inception,
 September 1, 1995                               -   $        -    $         -     $          -

Shares issued at $3.17 pare share               631            1          1,999               -
Shares issued in acquisition of
   EMS, Inc.                                    158           -          12,812               -
Shares issued in private placement
   at $19.00 per share                       13,158           13        249,987               -
Net loss                                         -            -              -           (20,531)
                                        ------------ ------------  -------------  ---------------

Balance at December 31, 1995                 13,947           14        264,798          (20,531)

Adjustments due to fractional
  shares in stock split                       1,396           -              -                -
Reverse acquisition for
  accounting purposes of Madison,
   York & Associates, Inc.               38,439,684       38,440        (40,786)              -
Shares issued for acquisition of
   Cabot, Richards & Reed, Inc.          11,200,000       11,200       (131,216)              -
Shares issued for acquisition of
   R&R Advertising, Inc.                  4,800,000        4,800        283,000               -
Shares issued for services                2,800,000        2,800         25,200               -
Shares issued for acquisition of
   Physicomp, Inc. (EmanNate, Inc.)       1,600,000        1,600        158,400               -
Shares issued for acquisition of
   Interactive Marketing Group, Inc.        420,500          421         41,629               -
Shares issued for services                    9,000            9         34,350               -
Distribution of S-Corporation
   earnings to stockholders                      -            -         (25,000)              -
Net income                                       -            -              -            64,818
                                       -------------- -----------  ------------- ----------------

Balance at December 31, 1996             59,284,527   $  59,284    $    610,375   $       44,287
                                       ============== ===========  ============= ================














           The accompanying notes are an integral part
                of these consolidated statements.
                   IMALL, INC. AND SUBSIDIARIES
                   ----------------------------
              CONSOLIDATED STATEMENTS OF CASH FLOWS
               ------------------------------------
               FOR THE YEAR ENDED DECEMBER 31, 1996
               -----------------------------------
      AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 1995)
      -----------------------------------------------------
                       TO DECEMBER 31, 1995
                       -------------------

                   Increase (Decrease) in Cash

                                                  1996               1995
                                             ----------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                         $        64,818   $     (20,531)
   Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities:
      Depreciation and amortization                  306,480           2,919
      Noncash expense related to issuance of
       shares of common stock for services            62,359              -
      Loss on sale of equipment, furniture
       and fixtures                                    8,662              -
      Loss on disposal of obsolete inventory          11,573              -
      Provision for losses on accounts receivable     80,315              -
   Changes in assets and liabilities, net of
    effects from purchase of subsidiaries-
      Decrease in accounts receivable                 19,828              -
      Increase in related-party receivable           (85,521)        (22,375)
      Increase in income tax receivable             (276,940)             -
      Increase in employee receivables               (14,536)             -
      Decrease in inventory                           24,013              -
      Decrease (increase) in prepaid expenses         30,904         (81,952)
      Increase in deferred income tax asset         (163,715)             -
      Increase in accounts payable                   371,799          65,290
      Increase in accrued expenses                   248,958              -
      Increase in accrued interest payable to
        related party                                 12,759           5,820
      Increase in income tax payable                  41,068              -
      Increase in deferred revenues                  311,003              -
      Decrease in deposits                               500              -
                                             ----------------  --------------
           Net cash provided by (used in)
              operating activities                 1,054,327         (50,829)
                                             ----------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Cash received through acquisition of
    subsidiaries                                     110,350              -
   Purchase of equipment, furniture & fixtures      (860,639)        (49,275)
   Proceeds from sale of equipment                     6,304              -
   Increase in other assets                               -           (1,000)
   Increase in notes receivable                     (250,000)       (250,000)
   Principal payments received on notes
    receivable                                         8,000          88,380
                                            -----------------  --------------
           Net cash used in investing
             activities                             (985,985)       (211,895)
                                            -----------------  ---------------
The accompanying notes are an integral part of these consolidated statements.

                   IMALL, INC. AND SUBSIDIARIES
                   ----------------------------
              CONSOLIDATED STATEMENTS OF CASH FLOWS
              -------------------------------------
               FOR THE YEAR ENDED DECEMBER 31, 1996
               ------------------------------------
      AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 1995)
      -----------------------------------------------------
                       TO DECEMBER 31, 1995
                       -------------------

                   Increase (Decrease) in Cash

                                                  1996               1995
                                             ----------------  ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Distribution of S Corporation retained
     earnings                                $       (25,000)  $           -
   Proceeds from stock issuance                           -           252,000
   Proceeds from debt financing                           -           137,002
   Principal payments on notes payable                    -           (84,582)
   Principal payments on obligations under
    capital leases                                   (26,774)              -
   Principal payments on notes payable to
    related parties                                  (18,000)              -
                                             ----------------  ---------------
          Net cash (used in) provided by
           financing activities                      (69,774)         304,420
                                             ----------------  ---------------

INCREASE (DECREASE) IN CASH                           (1,432)          41,696

CASH AT BEGINNING OF THE PERIOD                       41,696               -
                                             ----------------  ---------------
CASH AT END OF THE PERIOD                    $        40,264   $       41,696
                                             ================  ===============

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest                    $        11,467   $           -
   Cash paid for income taxes                $       437,516   $           -

SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING TRANSACTIONS:
   Stock issued for equipment                $            -    $       12,812
   Stock issued for services                 $         62,359              -













       The accompanying notes are an integral part of these
                     consolidated statements.

                   IMALL, INC. AND SUBSIDIARIES
                   ----------------------------
              CONSOLIDATED STATEMENTS OF CASH FLOWS
              -------------------------------------
               FOR THE YEAR ENDED DECEMBER 31, 1996
               ------------------------------------
      AND FOR THE PERIOD FROM INCEPTION (SEPTEMBER 1, 1995)
      -----------------------------------------------------
                       TO DECEMBER 31, 1995
                       -------------------

During 1996, the Company exchanged capital stock for all issued and outstanding capital stock of Cabot, Richards & reed, Inc. ("Cabot"), R&R Advertising, Inc. ("R&R"), Physicomp, Inc. ("Physicomp"), and Interactive Marketing Group, Inc. ("IMG") (See Note 7). In conjunction with these acquisitions, the assets and liabilities acquired and assumed were as follows:

                             Physicomp       R&R        Cabot         IMG
                            -----------  -----------  -----------  ----------
Fair value of non-cash
 assets acquired            $  159,323   $  304,198   $  280,196   $   58,766
Cash acquired                   31,963      115,863      (40,170)       2,694
Liabilities assumed           (255,793)    (132,261)    (360,042)          -
Goodwill (negative goodwill)   224,507           -            -       (19,410)
                            -----------  -----------  -----------  -----------
Equity recorded             $  160,000   $  287,800   $ (120,016) $    42,050
                            ===========  ===========  =========== ============

During 1996, the Company entered into capital lease obligations of $40,759 in connection with its acquisition of new office equipment.



























           The accompanying notes are an integral part of these consolidated statements.

                   IMALL, INC. AND SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           -------------------------------------------

(1)  ORGANIZATION AND NATURE OF OPERATIONS
     -------------------------------------

The consolidated financial statements presented are those of iMALL, Inc. (a Nevada corporation) and its wholly owned subsidiaries (collectively, the "Company"). On January 16, 1996, iMALL, Inc., which had been the surviving company in a change of domicile merger with Natures Gift, Inc. on January 8, 1996, engaged in a share exchange with Madison, York & Associates, Inc. ("Madison"). Natures Gift, Inc. was incorporated under the laws of the State of Utah on February 9, 1984 as Brickland Corporation and changed its name to Natures Gift, Inc. on May 23, 1991 (but remained inactive). The share exchange with Madison, a Utah corporation, was accounted for as a reverse acquisition. Due to accounting for the acquisition of Madison as a reverse acquisition, the 1995 historical financial information presented herein is that of Madison (the acquirer for accounting purposes) and stockholders' equity was retroactively restated for the equivalent number of shares issued after giving effect to the difference in par value. The shares were also retroactively adjusted to reflect the reverse split of 1 for 19 shares and the stock split of 4 for 1 shares (see Note 7). iMALL, Inc. then acquired Cabot, Richards & Reed, Inc. ("Cabot"), a Utah corporation, and R&R Advertising, Inc. ("R&R"), a California corporation. iMALL, Inc. issued 38,439,684 common shares for 100 percent of the outstanding stock of Madison, 4,800,000 common shares for 100 percent of the outstanding stock of R&R and 11,200,000 common shares for 100 percent of the outstanding stock of Cabot. The acquisitions of R&R and Cabot were accounted for using the purchase method of accounting. At the time of the share exchanges described above, there were certain common shareholders among the Company, Madison, R&R and Cabot.

The companies acquired are in the seminar, advertising and internet businesses. The Company's primary businesses are developing an electronic shopping mall on the internet known as the "iMall" and providing seminars to customers related to the internet. During the first quarter of 1996, iMALL, Inc. changed the name of its subsidiary, Madison, to iMALL Consulting, Inc. On January 17, 1996, iMALL, Inc. incorporated a Nevada subsidiary named iMALL Services, Inc. Various assets of R&R were transferred to iMALL Services, Inc., as well as the customer service function previously performed by iMALL Consulting, Inc. The assets and operations of iMALL Services, Inc. are consolidated with all other subsidiaries in these consolidated financial statements.

iMALL, Inc. acquired two companies involved in internet technology during the second quarter of 1996. On April 26, 1996, iMALL, Inc. acquired 100 percent of the outstanding stock of Physicomp, Inc. (known as "EmaNate" or "Physicomp"), a company specializing in information systems and internet consulting, in a business combination accounted for as a purchase. On March 5, 1996, iMALL, Inc. acquired Interactive Marketing Group, Inc. ("IMG") specializing in yellow-page advertising on the Internet, in a business combination accounted for as a purchase. See further discussion of these acquisitions at Note 7.

The Company's headquarters are located in Provo, Utah with additional offices in Studio City, California and Woodland Hills, California.



(1)  ORGANIZATION AND NATURE OF OPERATIONS (continued)
    -------------------------------------------------

The Company has generated minimal earnings to date and has a working capital deficiency of $590,400 as of December 31, 1996. The Company's continued existence is dependent upon its ability to achieve its 1997 operating plan, which includes cost reductions and obtaining additional funding from equity financings. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

(2)  SIGNIFICANT ACCOUNTING POLICIES
     -------------------------------

Principles of Consolidation
----------------------------

The accompanying consolidated financial statements include the accounts of iMALL, Inc., Cabot, R&R, iMALL Consulting, Inc., iMALL Services, Inc., EmaNate and IMG. All material intercompany transactions and accounts have been eliminated in consolidation.

Inventory
---------

Inventory consists of seminar literature which are materials used in conjunction with seminar presentations and home study courses. Inventory is stated at the lower of cost (using the first-in, first-out method) or market value.

Equipment, Furniture and Fixtures
---------------------------------

Equipment, furniture and fixtures are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of leasehold improvements are 10 years. The estimated useful lives of equipment, furniture and fixtures range from 2 to 7 years. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

Organization Costs
------------------

Organization costs have been capitalized and are being amortized over a five-year period.

Goodwill
--------
Goodwill was recorded in connection with the acquisitions of EmaNate and IMG and is being amortized over a five-year period.







(2)  SIGNIFICANT ACCOUNTING POLICIES (continued)
     ------------------------------------------

Net Income (Loss) Per Common Share
-----------------------------------

Net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding during the period. There were no common stock equivalents in existence during the periods presented.

Income Taxes
------------

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

Pervasiveness of Estimates
--------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments
------------------------------------

The carrying amounts of the Company's financial instruments approximate their fair values as of December 31, 1996. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Recognition of Revenue
----------------------

The Company generates revenue from five major sources within its seminar and internet commerce businesses. The major sources of revenue and the timing of revenue recognition are set forth below:


Seminar and workshop revenue - The Company presents seminars and workshops to businesses and individuals introducing them to the Internet and the iMall, a shopping mall on the Internet. The attendees pay a fee for the seminar, usually in advance. Recognition of the revenue occurs at the completion of the seminar. Any cash received in advance of the completion of the seminar is accounted for as deferred revenue.

Home study revenue - The Company offers home study courses on the same material discussed in its seminars. The customer pays the home study fee before receiving the materials. Recognition of the revenue occurs when an order is shipped. Cash received but not yet recognized for orders not shipped totaled $22,500 as of December 31, 1996, and is included in deferred revenues in the accompanying consolidated balance sheet.



(2)  SIGNIFICANT ACCOUNTING POLICIES (continued)
-------------------------------------------------

Maintenance fee revenue - The Company maintains web sites on an annual basis for customers for a fee. The fee may be prepaid in full or paid monthly by the customer. Recognition of revenue occurs as payments are received if the fee is collected monthly. Revenue is recognized on a straight-line basis if the annual fee is prepaid. Cash received but not yet recognized under maintenance agreements totaled $313,675 as of December 31, 1996 and is included in deferred revenues in the accompanying consolidated balance sheet.

Web site design revenue - The Company designs and upgrades web sites for customers. The customer is provided with bids on the design and approves the design prior to the Company beginning the work. Recognition of the revenue occurs when the customer is billed for the design or upgrade.

Commissions from sales on the iMall - The Company participates in the commerce generated by the businesses on the iMall. A percentage of certain revenue generated is recognized as commissions when the sale is made to the buyer.
For 1996, this revenue made up less than one percent of the Company's total revenues.

(3) CAPITALIZED LEASE OBLIGATIONS
    ------------------------------

Certain equipment is leased under capitalized lease obligations. The following is a summary of assets held under capital lease agreements as of December 31, 1996:

      Equipment                         $   123,472
      Less accumulated amortization         (45,222)
                                        ------------
                                        $    78,250
                                        ============

The following is a schedule by year of future minimum lease payments under capitalized leases together with the present value of the minimum lease payments at December 31, 1996:

   Years Ending December 31,
  ----------------------------

           1997                         $    46,910
           1998                              23,210
           1999                              10,907
                                        ------------
Total minimum lease payments                 81,207
Less amount representing interest            (9,450)
                                        ------------
Present value of minimum lease payments      71,577
Less current portion                        (39,956)
                                        ------------
                                        $    31,621
                                        ============






(4)  NOTE PAYABLE AND NOTES PAYABLE TO RELATED PARTIES
     --------------------------------------------------

Note Payable
------------

As of December 31, 1996, the Company had a note payable totaling $12,500 to a corporation due June 1, 1997. The note is unsecured and bears interest at seven percent.

Notes Payable to Related Parties
--------------------------------

Notes payable to related parties are detailed in the following schedule as of December 31, 1996.

Notes payable to stockholder, interest
 at 10 percent, interest due monthly with
 principal due upon demand, unsecured           $   50,000

Notes payable to stockholders, noninterest
 bearing, principal due upon demand, unsecured      55,082

Note payable to stockholder, interest
 at 10 percent, interest due monthly with
 principal due May 1998, unsecured                  15,000

Note payable to a stockholder, interest
 at 10 percent, interest due monthly with
 principal due August 1998, unsecured               25,000
                                                -----------

Total notes payable to related parties             145,082
Less current portion                              (105,082)
                                                -----------
                                                $   40,000
                                                ===========

Future minimum payments for notes payable to related parties are as follows:

 Years Ending December 31,
------------------------------
            1997                                $  105,082
            1998                                    40,000
                                                -----------
            Total                               $  145,082
                                                ===========













(5)  COMMITMENTS AND CONTINGENCIES
     -----------------------------

Operating Leases
-----------------

The Company leases certain facilities used in its operations. The approximate aggregate commitments under noncancelable operating leases in effect at December 31, 1996, were as follows:

  Years Ending December 31,
 ----------------------------
          1997                                 $ 215,763
          1998                                   199,162
          1999                                    20,760
                                               ----------
                                               $ 435,685
                                               ==========

The Company incurred rent expense of approximately $105,000 and $10,000 in connection with operating leases during 1996 and 1995, respectively.

Legal Matters
--------------

The Company is a defendant in various lawsuits which are incidental to the Company's business. Management, after consultation with legal counsel, is of the opinion that any liability resulting from these matters will not have a material adverse effect on the Company's results of operations or financial position.

Consulting Agreements
----------------------

The Company entered into a consulting agreement with an individual which provides for the monthly payment of $5,000 by the Company for a minimum of twenty hours of service per month by the consultant. The agreement does not contain a termination date.

The Company entered into a consulting agreement in July 1996 with a stockholder. The Company has agreed to pay $45,000 per year beginning July 1996 through June 2003 for consulting and legal services.


















(6)  INCOME TAXES
     -------------

The provision (benefit) for income taxes consists of the following:



                                                  Period Ended December 31,
                                                  -------------------------
                                                     1996          1995
                                                  ------------  ------------
Current Provision:
 Federal                                          $   160,575   $        -
 State                                                 41,068            -
                                                  ------------  -------------
                                                      201,643            -
                                                  ------------  -------------
Deferred Benefit:
 Federal                                             (132,610)           -
 State                                                (31,105)           -
                                                  ------------  -------------
                                                     (163,715)           -
                                                  ------------  -------------
Provision for income taxes                        $    37,928   $        -
                                                  ============  =============

The differences between the effective income tax rate and the Federal statutory income tax rate consist of the following:

                                                  Period Ended December 31,
                                                 -------------------------
                                                      1996          1995
                                                 -------------  ------------
Provision at the federal statutory
 rate of 34 percent                              $     34,933   $    (6,980)
State income taxes, net of federal benefit              5,425            -
Nondeductible items for tax purposes                   13,218            -
Change in valuation allowance                          (6,980)        6,980
Other                                                  (8,668)           -
                                                 -------------  -------------
             Total provision for income taxes    $     37,928   $        -
                                                 =============  =============

The components of the Company's deferred income tax assets as of December 31, 1996 are as follows:

Revenue deferred for financial reporting purposes $   132,050
Future deductible reserves and accruals                29,696
Future deductible depreciation                          1,969
                                                  ------------
             Net deferred tax assets              $   163,715
                                                 ============

(7)  STOCK TRANSACTIONS
     ------------------

iMALL, Inc. entered into an agreement on September 27, 1995 with EMS, Inc. and its principals to acquire 100 percent of the stock of EMS, Inc. Assets of


(7)  STOCK TRANSACTIONS (continued)
     ------------------------------

EMS, Inc. consisted of computer equipment, software and a web site on the Internet known as the iMall. The Company issued 158 shares of common stock in exchange for 100% of the stock of EMS, Inc. The acquisition was valued at $12,812 and was accounted for as a purchase.

On December 10, 1995, the Company's board of directors authorized the issuance of 200,000 shares of common stock to qualified investors in a private placement. At December 31, 1995, 13,158 shares were issued at a price per share of $19. Proceeds of $250,000 were received by the Company. As of December 31, 1996, the private placement was terminated.

On January 8, 1996, the Company effected a reverse split of 1 for 19 shares and on May 22, 1996, the Company effected a stock split of 4 for 1. All share and per share amounts have been retroactively restated to reflect the stock splits. The Company increased its authorized common stock to 300,000,000 shares with a par value of $.001.

On January 16, 1996, the Company issued 4,800,000 common shares to R&R for all of its outstanding stock. R&R's net book value of $287,800 was recorded as the value of the acquisition. On January 16, 1996, 11,200,000 common shares were issued to Cabot for all of its outstanding stock at the time of the transaction, Cabot had a negative net book value of $(120,016). The fair market value of the stock issued to Cabot at the time of the acquisition was not determinable, therefore, no goodwill was recognized in the transaction. The negative book value was netted against additional paid-in capital. On January 16, 1996, 38,439,684 shares were issued to Madison for all of its outstanding stock. The net book value of Madison of $244,281 was recorded as the value of this acquisition. The Company issued 2,800,000 shares to an investment banking firm for services valued at $28,000 which were rendered in connection with the acquisition. No relationship existed between the Company and the investment banking firm prior to the services performed.

The merger with Madison was treated as a reverse acquisition and reorganization. The 1995 financial statement presentation is that of Madison. The stockholders' equity was retroactively restated for the equivalent number of shares issued in the merger after giving effect to the difference in par value, plus the shares outstanding in Natures Gift, Inc. at the time of the acquisition. As a result, the stockholders' equity at December 31, 1995 is comparable with the stockholders' equity presentation at December 31, 1996.

On April 26, 1996, the Company acquired EmaNate, a company specializing in information systems, Internet consulting and front-page creations for web sites on the Internet, in a business combination accounted for as a purchase. The results of operations of EmaNate are included in the accompanying financial statements since the date of acquisition. The Company issued 1,600,000 shares of common stock with a fair value of $.10 per share, as determined by the Board of Directors and a third-party investment banking firm, for all of the outstanding stock of EmaNate. The acquisition resulted in goodwill of $224,507. The Company is amortizing the resulting goodwill over a five-year period.







(7)  STOCK TRANSACTIONS (continued)
     ------------------------------

On March 5, 1996, the Company acquired Interactive Marketing Group, Inc. ("IMG"), a company specializing in yellow-page advertising on the Internet, in a business combination accounted for as a purchase. The results of operations of IMG are included in the accompanying financial statements since the date of acquisition. The Company issued 1,634,800 shares of common stock (of which 1,214,300 shares are being held in escrow pending certain events taking place) with a fair value of $.10 per share, as determined by the Board of Directors and a third-party investment banking firm, for all of the outstanding stock of IMG. The acquisition resulted in negative goodwill of $(19,410). The Company is amortizing the resulting negative goodwill over a five-year period.

(8)  RELATED-PARTY TRANSACTIONS
     ---------------------------

The Company paid various related parties for advertising, rent and computer graphic design services. During 1996 and 1995, Sierra Advertising received $2,116,607 and $147,535, respectively, for advertising expenses. Sierra Advertising is owned by two officers of the Company. The advertising expenses are included in cost of revenues.

The Company has a lease agreement for office space with RDR Properties ("RDR"), which is owned by two officers of the Company. The Company pays $8,720 per month to RDR. The rent expense as of December 31, 1996 and 1995 was $104,640 and $0, respectively. In addition, RDR owes the Company $85,521 as of December 31, 1996 for certain leasehold improvements to the building, owned by RDR, paid for by the Company.

Receivables of $14,536 are due from employees as of December 31, 1996.

The Company has notes payable to related parties which include amounts owing certain directors, officers and stockholders of the Company totaling $145,082 as of December 31, 1996 (See Note 4).


(9) SUBSEQUENT EVENT
    -----------------

Note Payable to Related Party
-----------------------------

On January 2, 1997, a company loaned the Company $500,000. The note was due March 1, 1997, bore interest at an annual rate of 10 percent and was secured by certain property and inventory. Certain officers and directors have personally guaranteed the note. On March 1, 1997, the Company defaulted on the note. Upon default, all outstanding principal and interest became immediately due. Any outstanding principal balance subsequent to March 1, 1997 bears interest at 13 percent.










PART III

Item 1:      INDEX TO EXHIBITS

              2.1     Share Exchange Agreement between the Company and
                      Madison, York & Associates,  Inc.
              2.2     Share Exchange Agreement between the Company and
                      Cabot, Richards & Reed, Inc.
              2.3     Share Exchange Agreement between the Company and
                      R&R Advertising, Inc.
              2.4     Share Exchange Agreement between the Company and
                      Physicomp Corporation (d.b.a. e.m.a.N.a.t.e.)
              2.5     Share Exchange Agreement between the Company and
                      Interactive Marketing Group, Inc.
              3.1     Articles of Incorporation, as amended
              3.2     By-Laws, as amended
             10.1     Software License and Distribution Agreement between
                      the Company and AT&T
             10.2     Agreement with Positive Response T.V.
             10.3     Memorandum of Understanding between the Company and
                       Softbank
             21       Subsidiaries
             27       Financial Data Schedule
             21       Subsidiaries
             27       Financial Data Schedule


             2.1     Share Exchange Agreement between the Company and
                     Madison, York & Associates,  Inc. *
             2.2     Share Exchange Agreement between the Company and
                     Cabot, Richards & Reed, Inc.*
             2.3     Share Exchange Agreement between the Company and
                     R&R Advertising, Inc.*
             2.4     Share Exchange Agreement between the Company and
                     Physicomp Corporation (d.b.a. e.m.a.N.a.t.e.)*
             2.5     Share Exchange Agreement between the Company and
                     Interactive Marketing Group, Inc.*
             3.1     Articles of Incorporation, as amended *
             3.2     By-Laws, as amended *
            10.1     Software License and Distribution Agreement between
                     the Company and AT&T*
            10.2     Agreement with Positive Response T.V.*
            10.3     Memorandum of Understanding between the Company and
                     Softbank*
            10.4     Employment Agreement with Craig Pickering
            10.5     Employment Agreement with Richard Rosenblatt
            10.6     Employment Agreement with Mark Comer
            10.7     Employment Agreement with Martin Rosenblatt
            21       Subsidiaries*
            27       Financial Data Schedule

   * Previously filed









                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   iMALL, INC.


                                           January 31,  1996
                                      July 30, 1997

                                    By: /s/ Craig R. Pickering
                                        -----------------------
                                           Craig R. Pickering
                                           Chairman of the Board
                                           and President


                                    By: /s/  Tracy W. Scott
                                       -----------------------
                                             Tracy W. Scott

                                    By: /s/ Richard Rosenblatt
                                        ------------------------
                                            Richard Rosenblatt
                                            Senior Vice President
                                            Chief Executive Officer
                                            Director


                                    By: /s/ Mark R. Comer
                                        ---------------------
                                            Mark R. Comer
                                            Senior Vice President
                                            President
                                            Director


                                    By: /s/ Craig Lewis
                                        ----------------
                                            Craig Lewis
                                            Secretary/Treasurer
                                            Chief Financial Officer